SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.  )


                     DIGITAL LEARNING MANAGEMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   356617209
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                Russell Cleveland
                  8080 N. Central Expressway, Suite 210, LB-59
                              Dallas, TX 75206-1857
                                  214-891-8294
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 27, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

CUSIP No. 356617209                    13D                   Page 2 of 5 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Renaissance Capital Growth & Income Fund III, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
--------------------------------------------------------------------------------
7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,233,278
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    2,233,278
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,233,278
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     8.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IV
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 356617209                    13D                   Page 3 of 5 Pages

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of DIGITAL LEARNING MANAGEMENT CORPORATION, a Nevada corporation (the "Company") having its principal executive offices at 19950 Mariner Avenue, Torrance, CA 90503.


--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     This statement is filed by Renaissance Capital Growth and Income Fund III, Inc. ("Renaissance III" or the "Reporting Person"). Renaissance III is a business development company regulated under the Investment Company Act of 1940, as amended, and organized under the laws of the State of Texas, with its principal business and principal office at 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     The names, business addresses and principal occupations of the directors and executive officers of Renaissance III are set forth on Attachment 1 to this Statement and incorporated herein by reference. All persons listed on Attachment 1 are citizens of the United States.

     RENN Capital Group, Inc. ("RENN Group") is the investment adviser to Renaissance III and has shared voting and dispository power with respect to the shares. RENN Group is a corporation organized under the laws of the State of Texas, with its principal and business office at 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206. RENN Group is regiatered as an investment adviser under the Investment Adviser Act of 1940.

     Robert C. Pearson, Senior Vice President of RENN Group, has been elected to the board of Directors of the Company.

     (d) Neither the Reporting Person nor, to the best knowledge of such person, any person named in Attachment 1 to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) Neither the Reporting Person nor, to the best knowledge of such person, any person named in Attachment 1 to this Statement, was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

-------------------------------------------------------------------------------

Item 3. Source and Amount of Funds or Other Consideration.

     As of the Date of Event which required the filing of this Statement, Renaissance III had used approximately $1,000,000 of its working capital to acquire a $1,000,000 7.00% Convertible Debenture in a Private Placement on February 27, 2004.

-------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

     Renaissance III acquired beneficial ownership of the Common Shares reported in Item 5(a) in the ordinary course of business for investment purposes. As stated in Item 2(b) above, Robert Pearson, Senior Vice President of RENN Group, has been elected to the Board of Directors of the Company.

     Representatives of RENN Group may participate in discussions with management or third parties in which they may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Company as a means of enhancing stockholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D form.

     RENN Group continues to assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and investment opportunities, as well as the investment objectives of Renaissance III. Depending on such assessments, Renaissance III may acquire additional securities or may determine to sell or otherwise dispose of some or all of its holding of securities.

CUSIP No. 356617209                    13D                   Page 4 of 5 Pages

     Other than as described above, the Reporting Person does not have any present plans or proposals which relate to or would result in any transaction, change, or event specified in clauses (a) through (j) of Item 4 of this
Schedule 13D.

--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

     (a) As of the date of this filing, Renaissance III beneficially owns 2,233,278 shares, or 8.3%, of the Company's Common Stock on a fully converted basis.

     The shares of Common Stock deemed to be beneficially owned by Renaissance III are comprised of shares issuable upon the conversion of a $1,000,000 7.00% Convertible Debenture.

     (b) Number of shares of Common Stock as to which Renaissance III has:

        (i)   Sole power to vote or to direct the vote of: None
        (ii)  Shared power to vote or to direct the vote of: 2,233,278
        (iii) Sole power to dispose or to direct the disposition of: None
        (iv)  Shared power to dispose or to direct the disposition of: 2,233,278

     (c) On February 27, 2004, Renaissance III entered into a Convertible Loan Agreement (the "Loan Agreement") with the Company as Guarantor and Digital Learning Institute, Inc., a wholly-owned subsidiary of the Company ("Borrower"), pursuant to which Renaissance III purchased a $1,000,000 7% Convertible Debenture (the "Debenture"). The Debenture bears interest at 7% per annum, which is payable monthly, and are convertible into 2,233,278 Common Shares of the Company, at the holder's option, at a conversion price of $0.4478 per share. If the Debenture is not sooner redeemed or converted, Borrower shall make monthly principal payments of $10,000 beginning on February 27, 2007. The maturity date of the Debenture is February 27, 2011.

     (d) No person other than the Reporting Persons and RENN Group has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Loan Agreement in 5(b) above gives RENN Group, as agent for the Holders of the Debentures the right to designate a nominee to serve as a member of the Board of Directors of the Company while the Debentures are outstanding.
In addition, if the Company is in monetary default under the Loan Agreement, RENN Group has the right to designate another nominee to the Board of Directors. Robert C. Pearson, Senior Vice President of RENN Group, has joined the Board of Directors of the Company as the designee of RENN Group.


Item 7.  Material to be Filed as Exhibits.

Exhibit 1: Convertible Loan Agreement dated as of February 27, 2004 by and among
           Digital Learning Institute, Inc. as borrower, Free PCSQuote.com, Inc. to be renamed Digital Learning Management Corproation as Guarantor and Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth Investment Trust PLC and BFS US Special Opportunities Trust PLC as lender and RENN Capital Group, Inc. as agent for the lender

Exhibit 2: Form of 7.00% Convertible Debenture of Digital Learning Institute,
           Inc. dated February 27, 2004 issued to The Frost National Bank FBO, Renaissance Capital Growth & Income Fund III, Inc.

CUSIP No. 356617209                    13D                   Page 4 of 5 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of: April 12, 2004



                              RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.


                          By: /s/ Russell Cleveland
                             ----------------------------------------
                              Russell Cleveland, President



-------------------------------------------------------------------------------

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 356617209                    13D                   Page 5 of 5 Pages


                                 ATTACHMENT 1

     The name, business address, and principal occupation of the directors and executive officers of Renaissance III are as follows:

DIRECTORS

Name                        Business Address                Principal Occupation

Edward O. Boshell, Jr.      c/o RENN Capital Group,                     Director
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

Russell Cleveland           c/o RENN Capital Group, Inc.                Director
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

Peter Collins               c/o RENN Capital Group, Inc.                Director
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

Ernest C. Hill              c/o RENN Capital Group, Inc.                Director
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

Charles C. Pierce, Jr.      c/o RENN Capital Group, Inc.                Director
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857
OFFICERS

Name                        Business Address                Principal Occupation

Russell Cleveland           c/o RENN Capital Group, Inc.     President and Chief
                            8080 North Central Expressway      Executive Officer
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

John A. Schmit              c/o RENN Capital Group, Inc.          Vice President
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

Robert C. Pearson           c/o RENN Capital Group, Inc.          Vice President
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

Barbara A. Butschek         c/o RENN Capital Group, Inc.           Secretary and
                            8080 North Central Expressway              Treasurer
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

                                                                       EXHIBIT 1


                           CONVERTIBLE LOAN AGREEMENT

                          DATED AS OF FEBRUARY 27, 2004

                                  BY AND AMONG

                        DIGITAL LEARNING INSTITUTE, INC.

                                   AS BORROWER

                             FREEPCSQUOTE.COM, INC.
                                  TO BE RENAMED

                     DIGITAL LEARNING MANAGEMENT CORPORATION

                                  AS GUARANTOR

                                       AND

               RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.

                                       AND

                   RENAISSANCE US GROWTH INVESTMENT TRUST PLC

                                       AND

                      BFSUS SPECIAL OPPORTUNITIES TRUST PLC

                                    AS LENDER

                                       AND

                            RENN CAPITAL GROUP, INC.

                             AS AGENT FOR THE LENDER

                                TABLE OF CONTENTS

                                                                            Page

ARTICLE I. - DEFINITION OF TERMS...............................................1

   SECTION 1.01       DEFINITIONS..............................................1
   SECTION 1.02       OTHER DEFINITION PROVISIONS..............................7

ARTICLE II. - LOAN PROVISIONS..................................................7

   SECTION 2.01       THE LOAN.................................................7
   SECTION 2.02       USE OF PROCEEDS..........................................8
   SECTION 2.03       INTEREST RATE AND INTEREST PAYMENTS......................8
   SECTION 2.04       MATURITY.................................................8
   SECTION 2.05       MANDATORY PRINCIPAL REPAYMENT............................8
   SECTION 2.06       REDEMPTION...............................................8
   SECTION 2.07       CONVERSION...............................................9
   SECTION 2.08       FEES AND EXPENSES........................................9
   SECTION 2.09       FINDER'S FEES............................................9
   SECTION 2.10       TAXES....................................................9
   SECTION 2.11       SECURITY AGREEMENT......................................10

ARTICLE III. - CONDITIONS PRECEDENT...........................................10

   SECTION 3.01       PRE-CLOSING CONDITIONS..................................10

ARTICLE IV. - REPRESENTATIONS AND WARRANTIES OF BORROWER......................11

   SECTION 4.01       ORGANIZATION AND GOOD STANDING..........................12
   SECTION 4.02       AUTHORIZATION AND POWER.................................12
   SECTION 4.03       NO CONFLICTS OR CONSENTS................................12
   SECTION 4.04       ENFORCEABLE OBLIGATIONS.................................12
   SECTION 4.05       NO LIENS................................................12
   SECTION 4.06       FINANCIAL CONDITION.....................................12
   SECTION 4.07       NO DEFAULT..............................................13
   SECTION 4.08       MATERIAL AGREEMENTS.....................................13
   SECTION 4.09       NO LITIGATION...........................................14
   SECTION 4.10       TAXES...................................................14
   SECTION 4.11       CAPITALIZATION..........................................14
   SECTION 4.12       USE OF PROCEEDS.........................................15
   SECTION 4.13       EMPLOYEE MATTERS........................................15
   SECTION 4.14       EMPLOYEE BENEFIT PLANS..................................15
   SECTION 4.15       COMPLIANCE WITH LAWS....................................16
   SECTION 4.16       LICENSES AND PERMITS....................................16
   SECTION 4.17       CONTRACTS...............................................16
   SECTION 4.18       SHARES ISSUABLE UPON CONVERSION.........................17
   SECTION 4.19       INSIDER.................................................17
   SECTION 4.20       SUBSIDIARIES............................................17
   SECTION 4.21       CASUALTIES..............................................17
   SECTION 4.22       INVESTMENT COMPANY ACT..................................17
   SECTION 4.23       SUFFICIENCY OF CAPITAL..................................18
   SECTION 4.24       CORPORATE NAMES.........................................18
   SECTION 4.25       INSURANCE...............................................18
   SECTION 4.26       INTELLECTUAL PROPERTY...................................18
   SECTION 4.27       REAL PROPERTY...........................................18

                                                                            Page

   SECTION 4.28       ENVIRONMENTAL...........................................19
   SECTION 4.29       INTERNAL ACCOUNTING CONTROLS............................21
   SECTION 4.30       TRANSACTIONS WITH AFFILIATES AND EMPLOYEES..............21
   SECTION 4.31       MERGER..................................................21
   SECTION 4.32       "OFF-BALANCE SHEET ARRANGEMENTS.".......................21
   SECTION 4.33       SURVIVAL OF REPRESENTATIONS AND WARRANTIES..............22
   SECTION 4.34       FULL DISCLOSURE.........................................22

ARTICLE V. - AFFIRMATIVE COVENANTS OF BORROWER................................22

   SECTION 5.01       FINANCIAL STATEMENTS, REPORTS AND DOCUMENTS.............22
   SECTION 5.02       ANNUAL FINANCIAL STATEMENTS.............................23
   SECTION 5.03       QUARTERLY FINANCIAL STATEMENTS..........................24
   SECTION 5.04       MONTHLY FINANCIAL STATEMENTS............................24
   SECTION 5.05       PREPARATION OF BUDGETS..................................24
   SECTION 5.06       PAYMENT OF TAXES AND OTHER INDEBTEDNESS.................25
   SECTION 5.07       MAINTENANCE OF EXISTENCE AND RIGHTS;
                      CONDUCT OF BUSINESS.....................................25
   SECTION 5.08       SEC FILINGS.............................................25
   SECTION 5.09       NOTICE..................................................25
   SECTION 5.10       COMPLIANCE WITH LOAN DOCUMENTS..........................25
   SECTION 5.11       COMPLIANCE WITH MATERIAL AGREEMENTS.....................26
   SECTION 5.12       OPERATIONS AND PROPERTIES...............................26
   SECTION 5.13       BOOKS AND RECORDS; ACCESS...............................26
   SECTION 5.14       COMPLIANCE WITH LAW.....................................26
   SECTION 5.15       INSURANCE...............................................26
   SECTION 5.16       AUTHORIZATIONS AND APPROVALS............................26
   SECTION 5.17       ERISA COMPLIANCE........................................27
   SECTION 5.18       FURTHER ASSURANCES......................................27
   SECTION 5.19       INDEMNITY BY BORROWER...................................27
   SECTION 5.20       RESERVATION OF SHARES...................................28
   SECTION 5.21       OWNERSHIP OF SUBSIDIARIES...............................28
   SECTION 5.22       RETENTION OF STOCK OWNERSHIP............................28
   SECTION 5.23       SUBSEQUENTLY FORMED SUBSIDIARIES........................28

ARTICLE VI. - NEGATIVE COVENANTS OF BORROWER..................................29

   SECTION 6.01       LIMITATION ON INDEBTEDNESS..............................29
   SECTION 6.02       LIMITATION ON LIENS.....................................29
   SECTION 6.03       LIMITATION ON INVESTMENTS...............................29
   SECTION 6.04       ALTERATION OF MATERIAL AGREEMENTS.......................29
   SECTION 6.05       TRANSACTIONS WITH AFFILIATES............................29
   SECTION 6.06       LIMITATIONS ON ACQUISITION OF NONRELATED BUSINESS.......29
   SECTION 6.07       LIMITATION ON SALE OF PROPERTIES........................30
   SECTION 6.08       FISCAL YEAR AND ACCOUNTING METHOD.......................30
   SECTION 6.09       LIQUIDATION.............................................30
   SECTION 6.10       MATERIAL AMENDMENTS TO ARTICLES OF INCORPORATION OR
                      BYLAWS..................................................30
   SECTION 6.11       EXECUTIVE COMPENSATION..................................30
   SECTION 6.12       RESTRICTED PAYMENTS.....................................30
   SECTION 6.13       CONSOLIDATION OR MERGER.................................31

ARTICLE VII. - COVENANTS OF MAINTENANCE OF FINANCIAL STANDARDS................31

   SECTION 7.01       FINANCIAL RATIOS........................................31

                                                                            Page

ARTICLE VIII. - EVENTS OF DEFAULT.............................................31

   SECTION 8.01       EVENTS OF DEFAULT.......................................31
   SECTION 8.02       REMEDIES UPON EVENT OF DEFAULT..........................32
   SECTION 8.03       PERFORMANCE BY THE LENDER...............................33
   SECTION 8.04       PAYMENT OF EXPENSES INCURRED BY THE LENDER..............33

ARTICLE IX. - REGISTRATION RIGHTS.............................................33

   SECTION 9.01       "PIGGY-BACK" REGISTRATION...............................33
   SECTION 9.02       SHELF REGISTRATION......................................35
   SECTION 9.03       OBLIGATIONS OF THE COMPANY..............................35
   SECTION 9.04       FURNISH INFORMATION.....................................36
   SECTION 9.05       EXPENSES OF REGISTRATION................................36
   SECTION 9.06       INDEMNIFICATION REGARDING REGISTRATION RIGHTS...........36
   SECTION 9.07       REPORTS UNDER THE 1934 ACT..............................38
   SECTION 9.08       ASSIGNMENT OF REGISTRATION RIGHTS.......................39
   SECTION 9.09       OTHER MATTERS...........................................39

ARTICLE X. - BOARD OF DIRECTORS...............................................40

   SECTION 10.01      BOARD REPRESENTATION OR ATTENDANCE BY OBSERVER..........40
   SECTION 10.02      LIMITATION OF AUTHORITY OF PERSONS DESIGNATED AS A
                      DIRECTOR NOMINEE........................................40
   SECTION 10.03      NONLIABILITY OF THE LENDER..............................40

ARTICLE XI. - AGENCY PROVISIONS...............................................40

   SECTION 11.01      THE LENDER'S REPRESENTATIONS AND WARRANTIES TO AGENT....40
   SECTION 11.02      WAIVER OF LOAN PROVISIONS OR INTEREST OR PRINCIPAL
                      PAYMENTS................................................41
   SECTION 11.03      AGENCY..................................................41

ARTICLE XII. - MISCELLANEOUS..................................................42

   SECTION 12.01      STRICT COMPLIANCE.......................................42
   SECTION 12.02      WAIVERS AND MODIFICATIONS...............................43
   SECTION 12.03      LIMITATION ON LIABILITY.................................43
   SECTION 12.04      CHOICE OF FORUM; CONSENT TO SERVICE OF PROCESS AND
                      JURISDICTION............................................43
   SECTION 12.05      INVALID PROVISIONS......................................43
   SECTION 12.06      MAXIMUM INTEREST RATE...................................44
   SECTION 12.07      PARTICIPATIONS AND ASSIGNMENTS OF THE DEBENTURES........44
   SECTION 12.08      CONFIDENTIALITY.........................................45
   SECTION 12.09      BINDING EFFECT..........................................45
   SECTION 12.10      NO THIRD PARTY BENEFICIARY..............................45
   SECTION 12.11      ENTIRETY................................................45
   SECTION 12.12      HEADINGS................................................45
   SECTION 12.13      SURVIVAL................................................46
   SECTION 12.14      MULTIPLE COUNTERPARTS...................................46
   SECTION 12.15      KNOWLEDGE OF BORROWER...................................46
   SECTION 12.16      NOTICES.................................................46
   SECTION 12.17      GOVERNING LAW...........................................48

SCHEDULES TO CONVERTIBLE LOAN AGREEMENT.......................................51

      THIS AGREEMENT, dated as of February 27, 2004, by and among FREEPCSQUOTE.COM, INC., a Nevada corporation (the "Company"), DIGITAL LEARNING INSTITUTE, INC., a Delaware corporation ("Borrower"), and RENAISSANCE CAPITAL GROWTH & INCOME FUND, III, INC., a Texas corporation (individually referred to as "Renaissance III") and RENAISSANCE US GROWTH INVESTMENT TRUST PLC, a public limited company registered in England and Wales (individually referred to as "RUSGIT") and BFSUS SPECIAL OPPORTUNITIES TRUST PLC, a public limited company registered in England and Wales ("BFSUS") (Renaissance III, RUSGIT and BFSUS, together with any permitted assignees or successors in interest, collectively referred to as the "Lender") and RENN CAPITAL GROUP, INC., a Texas corporation, as agent for the Lender (the "Agent"). All references herein to Borrower shall include the Subsidiaries, unless the context otherwise requires.

                                   WITNESSETH:

      WHEREAS, Borrower seeks to borrow a total of Three Million Dollars ($3,000,000) from the Lender; and

      WHEREAS, Borrower has requested that the Lender provide such loan as herein provided, and that the Lender is willing to furnish such to Borrower upon the terms and subject to the conditions and for the considerations hereinafter set forth;

      NOW, THEREFORE, in consideration of the mutual promises herein contained and for other valuable consideration, receipt and sufficiency of which is acknowledged, the parties hereto agree as follows:

                        ARTICLE I. - DEFINITION OF TERMS

SECTION 1.01      DEFINITIONS.

      For the purposes of this Agreement, the following terms shall have the respective meanings assigned to them in this Article I or in the section or recital referred to below:

      "Affiliate" with respect to any Person shall mean a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such Person.

      "BFSUS" shall mean BFSUS Special Opportunities Trust PLC, a public limited company registered in England and Wales.

      "Capital Expenditure" shall mean an expenditure for assets that is properly classifiable as a capital expenditure in accordance with GAAP.

      "Capital Lease" shall mean any lease of property, real or personal, which would be properly classifiable as a capital lease in accordance with GAAP.

      "Cash Flow" for any period, shall mean the sum of (i) EBITDA and all other non-cash charges which were deducted in determining net income for such period, minus (ii) (a) scheduled repayments of the Loan to the extent actually paid during the period, and (b) non-cash credits which were taken into account in determining EBITDA for such period.

      "Closing Fee" shall mean that amount equal to 1.0% of the principal amount of the Loan.

      "Closing Expense Fee" shall mean reasonable legal expenses (including attorneys' fees) incurred by the Lender and RENN in connection with the Loan, including document preparation and other reasonable closing costs.

      "Commitment Fee" shall mean that amount equal to 1.0% of the principal amount of the Loan, which shall be deposited by Borrower in an escrow account established at a bank designated by RENN upon notification that RENN intends to present the investment proposal to the Boards of Directors of the Lender.

      "Common Stock" shall mean the Company's common stock, par value $0.01 per share.

      "Consolidated Trailing Twelve Months Free Cash Flow" shall mean for any Person, for the immediately preceding twelve-month period on such date, Net Income of such Person for such twelve-month period, plus (a) all deferred income tax expense of such Person and its Subsidiaries for such twelve-month period,
(b) all depreciation expense of such Person and its Subsidiaries for such twelve-month period, and (c) all amortization expense of such Person and its Subsidiaries for such twelve-month period, less capital expenditures of such Person and its Subsidiaries for such twelve-month period.

      "Conversion" or "Conversion Rights" shall mean exchange of, or the rights to exchange, the Principal Amount of the Loan, or any part thereof, for fully paid and nonassessable Common Stock on the terms and conditions provided in the Debentures.

      "Current Assets" shall mean, for any Person as of any date, the assets of such Person and its consolidated Subsidiaries which would be reflected as current assets on a consolidated balance sheet for such Person and its Subsidiaries prepared as of such date in accordance with GAAP.

      "Current Liabilities" shall mean, for any Person as of any date, the liabilities of such Person and its consolidated Subsidiaries which would be reflected as current liabilities on a consolidated balance sheet for such Person and its subsidiaries prepared as of such date in accordance with GAAP. For purposes of calculating compliance with any covenant contained in this Agreement or any other Loan Document, the principal amount of Current Liabilities shall include any balance under any revolving credit facility of the Borrower, regardless of whether such revolving credit facility would be reflected as a current liability in accordance with GAAP.

      "Current Ratio" shall mean, for any Person as of any date, the ratio of such Person's Current Assets to Current Liabilities as of such date.

      "Debentures" shall mean the Debentures executed by Borrower and delivered pursuant to the terms of this Agreement, together with any renewals, extensions or modifications thereof.

      "Debtor Laws" shall mean all applicable liquidation, conservatorship, bankruptcy, moratorium, arrangement, receivership, insolvency, reorganization or similar laws from time to time in effect affecting the rights of creditors or debtors generally.

      "Default" or "Event of Default" shall mean any of the events  specified in
Article VIII.

      "Dividends," in respect of any corporation, shall mean (i) cash distributions or any other distributions on, or in respect of, any class of capital stock of such corporation, except for distributions made solely in shares of stock of the same class, and (ii) any and all funds, cash and other payments made in respect of the redemption, repurchase or acquisition of such stock, unless such stock shall be redeemed or acquired through the exchange of such stock with stock of the same class.

      "Due Diligence Fee" shall mean a non-refundable due diligence fee, in the amount of Five Thousand Two Hundred Fifty Dollars ($5,250), previously paid by Borrower to Lender.

      "Earnings  Before Interest and Taxes" shall mean for any period the sum of
(i) net income (or loss) of Borrower for such period (excluding extraordinary gains and losses) plus (ii) all interest expense of Borrower for such period, plus (iii) all charges against income of Borrower for such period for federal, state and local taxes actually paid. For any period during fiscal 2004 only, net income (or loss) of Borrower for such period shall also exclude non-cash charges relating to the issuance of the Loan and warrants.

      "EBITDA" shall mean for any period the sum of (i) Earnings Before Interest and Taxes for such period plus (ii) depreciation expenses for such period, plus
(iii) amortization expenses for such period.

      "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, together with all rules and regulations issued pursuant thereto.

      "GAAP" shall mean United States generally accepted accounting principles applied on a consistent basis, set forth in the Opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants or the Financial Accounting Standards Board or their successors, which are applicable in the circumstances as of the date in question. The requirement that such principles be applied on a consistent basis shall mean that the accounting principles observed in a current period are comparable in all material respects to those applied in a preceding period.

      "Governmental Authority" shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental authority having jurisdiction over Borrower or a Subsidiary or any of its or their businesses, operations or properties.

      "Guaranty" of any Person shall mean any contract, agreement or understanding of such Person pursuant to which such Person in effect guarantees the payment of any Indebtedness of any other Person (the "Primary Obligor") in any manner, whether directly or indirectly, including, without limitation, agreements: (i) to purchase such Indebtedness or any property constituting security therefor; (ii) to advance or supply funds primarily for the purpose of assuring the holder of such Indebtedness of the ability of the Primary Obligor to make payment; or (iii) otherwise to assure the holder of the Indebtedness of the Primary Obligor against loss in respect thereof, except that "Guaranty" shall not include the endorsement by Borrower or a Subsidiary in the ordinary course of business of negotiable instruments or documents for deposit or collection.

      "Holder" shall mean the owner of Registrable Securities.

      "Indebtedness" shall mean, with respect to any Person, without duplication, the following indebtedness, obligations and liabilities of such
Person: (i) indebtedness for borrowed money; (ii) all obligations of such Person in respect of any guaranty; (iii) all obligations of such Person in respect of any Capital Lease, (iv) all obligations, indebtedness and liabilities secured by any lien or any security interest on any property or assets of such Person, but only to the extent so secured; and (v) all preferred stock of such Person which is subject, at the time of calculation of Indebtedness, to a mandatory redemption requirement, valued at the greater of its involuntary redemption price or liquidation preference plus accrued and unpaid dividends, and all extensions, renewals, modifications and amendments thereto.

      "Interest Coverage Ratio" means for any period the ratio of (a) Borrower's consolidated net income after taxes for such period (excluding Borrower's after tax gains or losses on the sale of assets (other than the sale of Inventory in the ordinary course of business) and excluding other after tax extraordinary gains or losses), plus depreciation and amortization deducted in determining net income for such period, plus interest expense for such period to (b) interest expense for such period, all as determined on a consolidated basis in accordance with GAAP. For any period during fiscal 2004 only, net income after taxes of Borrower for such period shall also exclude non-cash charges relating to the issuance of the Loan and warrants.

      "Investment" in any Person shall mean any investment, whether by means of share purchase, loan, advance, capital contribution or otherwise, in or to such Person, the guaranty of any Indebtedness of such Person, or the subordination of any claim against such Person to other Indebtedness of such Person; provided however, that "Investment" shall not include (i) any demand deposits in a duly chartered state or national bank or other cash equivalent investments, (ii) any loans permitted by Section 6.12, or (iii) any acquisitions of equity in any other Person.

      "IRS Code" shall mean the Internal Revenue Code of 1986, as amended, together with all rules and regulations issued thereunder.

      "Lien" shall mean any lien, mortgage, security interest, tax lien, pledge, encumbrance, conditional sale or title retention arrangement, or any other interest in property designed to secure the repayment of Indebtedness, whether arising by agreement or under any statute or law, or otherwise.

      "Loan" shall mean the money lent to Borrower pursuant to this Agreement, along with any accrued, unpaid interest thereon.

      "Loan Closing" or "Loan Closing Date" shall mean the disbursement of Loan funds, which shall occur within ten (10) days of the execution and delivery of this Agreement.

      "Loan Documents" shall mean this Agreement, the Debentures and any other agreements or documents required to be executed or delivered by Borrower pursuant to the terms of this Agreement (and any amendments or supplements hereto or modifications hereof).

      "Lock-Up Agreement" shall mean the "lock-up" agreements to be executed by certain executive officers and principal shareholders of Borrower pursuant to
Section 5.19 of this Agreement.

      "Material Adverse Effect" or "Material Adverse Change" shall mean (i) any change, factor or event that shall (a) have a material adverse effect upon the validity or enforceability of any Loan Documents, (b) have a material adverse effect upon the financial condition, results of operations, business, properties, operations or assets of Borrower or its Subsidiaries, or (c) have a material adverse effect upon the ability of Borrower to fulfill its obligations under the Loan Documents, or (ii) any event that causes an Event of Default or which, with notice or lapse of time or both, could reasonably be expected to become an Event of Default.

      "Net Income" shall mean, for any Person for any period, net income of such Person and its consolidated Subsidiaries for such period which would be reflected in accordance with GAAP.

      "Obligation" shall mean: (i) all present and future Indebtedness, obligations and liabilities of Borrower to the Lender arising pursuant to this Agreement, regardless of whether such Indebtedness, obligations and liabilities are direct, indirect, fixed, contingent, joint, several, or joint and several;
(ii) all present and future Indebtedness, obligations and liabilities of Borrower to the Lender arising pursuant to or represented by the Debentures and all interest accruing thereon, and reasonable attorneys' fees incurred in the enforcement or collection thereof; (iii) all present and future Indebtedness, obligations and liabilities of Borrower and any Subsidiary evidenced by or arising pursuant to any of the Loan Documents; (iv) all costs incurred by the Lender or Agent including, but not limited to, reasonable attorneys' fees and legal expenses related to this transaction; and (v) all renewals, extensions and modifications of the indebtedness referred to in the foregoing clauses, or any part thereof.

      "Permits" shall have the meaning set forth in Section 4.16.

      "Permitted Indebtedness" shall mean Indebtedness outstanding as of the date hereof or incurred in compliance with Section 6.01 and the other terms of this Agreement that constitutes (i) Senior Obligations, (ii) obligations under Capital Leases, (iii) letters of credit, (iv) debt associated with Permitted Liens, (v) Subordinated Debt, (vi) purchase money Indebtedness, (vi)
intercompany Indebtedness, (viii) Indebtedness under this Agreement or the Debentures, and (ix) any refunding, refinancing or extension of any of the above.

      "Permitted Liens" shall mean: (i) Liens (if any) granted for the benefit of the Lender; (ii) Liens to secure the Permitted Indebtedness; (iii) pledges or deposits made to secure payment of worker's compensation insurance (or to participate in any fund in connection with worker's compensation insurance), unemployment insurance, pensions or social security programs; (iv) Liens imposed by mandatory provisions of law such as for carriers', landlord's, materialmen's, mechanics', warehousemen's, vendors' and other like Liens arising in the ordinary course of business, securing Indebtedness whose payment is made within 30 days of the date such Lien arises, or that are being contested in good faith by appropriate proceedings as to which adequate reserves have been established to the extent required by GAAP; (v) Liens for taxes, assessments and governmental charges or levies imposed upon a Person or upon such Person's income or profits or property, if the same are not yet due and payable or if the same are being contested in good faith and as to which adequate cash reserves have been provided or if an extension is obtained with respect thereto; (vi) Liens arising from good faith deposits in connection with tenders, leases, bids or contracts (other than contracts involving the borrowing of money), pledges or deposits to secure public or statutory obligations and deposits to secure (or in lieu of) surety, stay, appeal or customs bonds and deposits to secure the payment of taxes, assessments, customs duties or other similar charges; (vii) encumbrances consisting of zoning restrictions, easements, reservations, licenses, covenants and other minor irregularities of title or other restrictions on the use of real property (whether owned or leased), provided that such items do not materially impair the intended use of such property, and none of which is violated by Borrower's existing structures or land use; (viii) mortgages, financing statements, equipment leases or other encumbrances incurred in connection with the acquisition of property or equipment or the replacement of existing property or equipment, provided that such liens shall be limited to the property or equipment then being acquired; (ix) Liens which secure Senior Obligations approved by Lender; and (x) Liens listed in Schedule 4.05.

      "Person" shall include an individual, a corporation, a joint venture, a general or limited partnership, a trust, an unincorporated organization or a government or any agency or political subdivision thereof.

      "Plan" shall mean an employee benefit plan or other plan maintained by Borrower for employees of Borrower and/or any Subsidiaries and covered by Title IV of ERISA, or subject to the minimum funding standards under Section 412 of the IRS Code.

      "Principal Amount" shall mean, as of any time, the then aggregate outstanding face amount of the Debentures after any conversions or redemptions and after giving effect to any installment payments received by the Lender.

      "Registrable Securities" shall mean (a) the Common Stock issuable upon Conversion of the Debentures and (b) any shares of Common Stock issued or issuable upon the exercise of any warrant, right or other security that is issued with respect to the Common Stock, by way of (i) a stock dividend; (ii) any other distribution with respect to, or in exchange for, or in replacement of Common Stock; (iii) a stock split; and (iv) in connection with a combination of shares, recapitalization, merger or consolidation excluding in all cases, however, any Common Stock that is not a Restricted Security and any Registrable Securities sold or transferred by a Person in a transaction in which the rights under this Agreement are not assigned.

      "Registrable Securities Then Outstanding" shall mean the Registrable Securities then outstanding.

      "Renaissance III" shall mean Renaissance Growth & Income Fund III, Inc., a Texas corporation.

      "RENN Group" shall mean RENN Capital Group, Inc., a Texas corporation.

      "Restricted Security" shall mean a security that has not been (i) registered under the 1933 Act or (ii) distributed to the public pursuant to Rule 144 (or any similar provisions that are in force) under the 1933 Act.

      "RUSGIT" shall mean Renaissance US Growth Investment Trust PLC, a public limited company registered in England and Wales.

      "SEC" shall mean the Securities and Exchange Commission, or any other federal agency at the time administering the 1933 Act and the 1934 Act.

      "1933 Act" shall refer to the Securities Act of 1933, as amended, or any similar federal statute and rules and regulations promulgated thereunder, all as the same may be in effect from time to time.

      "1934 Act" shall refer to the Securities Exchange Act of 1934, as amended, or any similar federal statute and rules and regulations promulgated thereunder, all as the same may be in effect from time to time.

      "1940 Act" shall refer to the Investment Company Act of 1940, as amended, or any similar federal statute and rules and regulations promulgated thereunder, all as the same may be in effect from time to time.

      "Senior Documents" shall mean all loan documents evidencing the Senior Obligations, as each may now or hereafter be amended, modified, supplemented, renewed or extended from time to time.

      "Senior Obligations" shall mean one or more senior debt facilities (including loans and other extensions of credit under the Senior Documents) with banks or other institutional lenders providing for revolving credit loans, term loans, asset-based secured loans, capital expenditure loans, or letters of credit, or any other indebtedness senior to the Loan, as now existing or hereafter incurred, and, in each case, as amended, restated, modified, renewed or extended from time to time.

      "Solvent" shall mean, with respect to any Person on a particular date, that on such date: (i) the fair value of the assets of such Person is greater than the total amount of liabilities of such Person; (ii) the estimated present fair salable value, in the ordinary course of business, of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured; (iii) such Person is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and other commitments as they mature in the normal course of business; (iv) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay as such debts and liabilities mature; and (v) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person's assets would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which such Person is engaged. In computing the amount of contingent liabilities at any time, it is intended that such liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

      "Subordinated Debt" shall mean any unsecured indebtedness of Borrower or any Subsidiaries, now existing or hereafter incurred, which indebtedness is, by its terms, junior in right of repayment to the payment of the Debentures.

      "Subsidiary" or "Subsidiaries" shall mean any or all corporations or entities, whether now existing or hereafter acquired, of which over 50% the Voting Shares or equity interests are owned, directly or indirectly, by Borrower.

      "Voting Shares" of any corporation shall mean shares of any class or classes (however designated) having ordinary voting power for the election of at least a majority of the members of the Board of Directors (or other governing bodies) of such corporation, other than shares having such power only by reason of the happening of a contingency.

SECTION 1.02      OTHER DEFINITION PROVISIONS.

      (a) All terms defined in this Agreement shall have the above-defined meanings when used in the Debentures or any other Loan Documents, certificate, report or other document made or delivered pursuant to this Agreement, unless the context therein shall otherwise require.

      (b) Defined terms used herein in the singular shall import the plural and vice versa.

      (c) The words "hereof," "herein," "hereunder" and similar terms, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

      (d) References to financial statements and reports shall be deemed to be a reference to such statements and reports prepared in accordance with GAAP.

      (e) Accounting terms not specifically defined above in this Agreement shall be construed in accordance with GAAP.

                         ARTICLE II. - LOAN PROVISIONS

SECTION 2.01      THE LOAN.

      Subject to the terms and conditions of this Agreement, and the compliance with such terms and conditions by all parties, Lender agrees to lend to Borrower, and Borrower agrees to borrow from the Lender, the total Principal Amount of up to Three Million Dollars ($3,000,000) as follows:

         ENTITY                                                  AMOUNT

         Renaissance Capital Growth & Income Fund III, Inc.      $1,000,000
         Renaissance US Growth Investment Trust PLC              $1,000,000
         BFSUS Special Opportunities Trust PLC                   $1,000,000

      (b) The Loan shall be disbursed at Loan Closing, subject to the conditions provided hereunder, and shall be evidenced by the Debentures, in the Principal Amount specified above. The Debentures shall be senior in right of payment to all Indebtedness of the Company, other than Senior Obligations approved by the Lender.

      (c) Unless otherwise mutually agreed, the Loan Closing shall be at the offices of RENN Group, 8080 N. Central Expressway, Suite 210, Dallas, Texas.

SECTION 2.02      USE OF PROCEEDS.

      (a) Borrower intends to use the Loan proceeds for working capital.

      (b) Borrower hereby acknowledges that the proceeds from the Loan shall be of benefit to Borrower for the growth of its business by providing capital, which will provide additional opportunities for Borrower.

SECTION 2.03      INTEREST RATE AND INTEREST PAYMENTS.

      Interest on the Principal Amount outstanding from time to time shall accrue at the rate of 7.00% per annum, with the first installment of accrued, unpaid interest being due and payable on April 1, 2004 and subsequent payments of accrued, unpaid interest being due and payable on the first day of each month thereafter. Overdue principal and interest on the Debentures shall bear interest at the maximum rate permitted by applicable law. Interest on the Principal Amount of the Debentures shall be calculated, from time to time, on the basis of the actual days elapsed in a year consisting of 365 days.

SECTION 2.04      MATURITY.

      If not sooner redeemed or converted, the Debentures shall mature on February 27, 2011, at which time all the remaining unpaid principal, interest and any other charges then due under this Agreement shall be due and payable in full. The Debentures shall be prepaid pro rata with any prepayments of Indebtedness, other than Senior Obligations.

SECTION 2.05      MANDATORY PRINCIPAL REPAYMENT.

      The Debentures shall be subject to mandatory principal repayment as provided in the Debentures.

SECTION 2.06      REDEMPTION.

      The Debentures shall be subject to redemption as provided in the Debentures.

SECTION 2.07      CONVERSION.

      The Debentures shall be subject to conversion as provided in the Debentures.

SECTION 2.08      FEES AND EXPENSES.

      Upon Loan Closing, Borrower shall pay at Loan Closing to Agent, or at its direction, the Closing Fee and Closing Expense Fee and shall have previously paid the Commitment Fee and Due Diligence Fee, all as set forth in the preliminary terms letter between the Borrower and RENN Group.

SECTION 2.09      FINDER'S FEES.

      Borrower represents to the Lender that, except as set forth in Schedule 2.09, no placement fees, commissions, brokerage or finder's fees were incurred by Borrower in connection with this Agreement or the Debentures. Borrower shall be responsible for the payment of all such placement fees, commissions, brokerage or finder's fees.

SECTION 2.10      TAXES.

      (a) The Debentures shall be convertible into shares of Common Stock and on such terms as are stated in the Debentures. Such conversion shall be made without deduction for any present or future taxes, duties, charges or withholdings, (excluding, in the case of the Lender, any foreign taxes, any federal, state or local income taxes and any franchise taxes or taxes imposed upon it by the jurisdiction, or any political subdivision thereof, under which the Lender is organized or are qualified to do business), and all liabilities with respect thereto (herein "Taxes") shall be paid by Borrower. If Borrower shall be required by law to deduct any Taxes for which Borrower is responsible under the preceding sentence from any sum payable hereunder to the Lender: (i) the sum payable shall be increased so that after making all required deductions, the Lender shall receive an amount equal to the sum it would have received had no such deductions been made; (ii) Borrower shall make such deductions; and
(iii) Borrower shall pay the full amount deducted to the relevant taxing authority or other authority in accordance with applicable law. Borrower shall be entitled to any refunds or returns from any such taxing authority.

      (b) Except as otherwise set forth in this Agreement or the other Loan Documents, Borrower shall pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or under the Loan Documents or from the execution, delivery or registration of, or otherwise with respect to, this Agreement or the other Loan Documents (hereinafter referred to as "Other Taxes").

      (c) Borrower shall indemnify the Lender for the full amount of Taxes and Other Taxes reasonably paid by the Lender or any liability (including any penalties or interest assessed because of Borrower's defaults) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. This indemnification shall be made within thirty (30) days from the date the Lender makes written demand therefor. The Lender shall subrogate any and all rights and claims relating to such Taxes and Other Taxes to Borrower upon payment of said indemnification.

      (d) Without prejudice to the survival of any other agreement of Borrower hereunder, the agreements and obligations of Borrower in this Section 2.09 shall survive the payment in full of the Obligation.

      (e) Borrower shall have no liability or obligation with respect to taxes on income recognized by the Lender with respect to the Debentures.

SECTION 2.11      SECURITY AGREEMENT.

      The due and prompt performance of the obligations of Borrower to the Lender under the Loan Agreement and the Debentures shall be secured by all tangible and intangible assets of Borrower and shall be evidenced by a Security Agreement executed among the Lender and the Agent of the Borrower. A financing statement shall be executed in favor of the Lender and Agent by Borrower.

                      ARTICLE III. - CONDITIONS PRECEDENT

SECTION 3.01      PRE-CLOSING CONDITIONS.

      The obligation of the Lender to advance funds at the Loan Closing Date hereof is subject to the condition precedent that, on or before the date of such advance, the Lender shall have received the following:

      (f) Loan Agreement. Duly executed Loan Agreement from Borrower and the Company, which shall be in form and substance satisfactory to Lender and its counsel.

      (g) Debentures. Three duly executed Debentures from Borrower evidencing the Loan, all of which shall be in form and substance acceptable to the Lender and its counsel.

      (h) Security Agreements. Duly executed Security Agreements from Borrower and the Company, which shall be in form and substance acceptable to the Lender and its counsel.

      (i) Guaranty Agreement. Duly executed Guaranty Agreement from the Company, which shall be in form and substance acceptable to the Lender and its counsel.

      (j) CEO's Certificate. A certificate signed by the chief executive officer of Borrower, in his capacity as such, and dated as of the Loan Closing Date stating that, to the best knowledge and belief of such officer, after reasonable and due investigation and review of matters pertinent to the subject matter of such certificate: (i) all of the representations and warranties contained in
Article IV hereof and the other Loan Documents are true and correct in all material respects as of the Loan Closing Date; and (ii) no event has occurred and is continuing, or would result from the Loan, which constitutes, or with notice or lapse of time or both would constitute, a Default or an Event of Default.

      (k) Secretary's Certificates. A signed certificate of the Secretary of Borrower which shall certify (i) copies of the Articles of Incorporation (or other organizational document) of Borrower and all amendments thereto, certified by the Secretary of State of the state of incorporation (or other appropriate authority) and dated within ten (10) days prior to Loan Closing, (ii) a copy of the Bylaws of Borrower and all amendments thereto certified by the Secretary of Borrower as of the date of such certification; (iii) copies of resolutions, as adopted by Borrower's Board of Directors, approving the execution, delivery and performance, as applicable, of this Agreement, the Debentures, the Security Agreements, the Guaranty and the other Loan Documents, including the transactions contemplated herein, stating that such resolutions have been duly adopted, are true and correct, have not been altered or repealed and are in full force and effect; (iv) certificates of good standing (or other similar instrument) for Borrower issued by the appropriate official of the state of incorporation of Borrower and certificates of qualification and good standing for Borrower issued by the appropriate official of each of the states for which Borrower is required to be qualified to do business as a foreign corporation, dated within ten (10) days prior to Loan Closing; and (v) the names of the officers of Borrower authorized to sign the Loan Documents to be executed by such officer, together with the true signatures of each such officer. It is herewith stipulated and agreed that the Lender may thereafter rely conclusively on the validity of this certificate as a representation of the officers of Borrower duly authorized to act with respect to the Loan Documents until such time as the Lender shall receive a further certificate of the Secretary or Assistant Secretary of Borrower canceling or amending the prior certificate and submitting the signatures of the officers thereupon authorized in such further certificate.

      (l) Legal Opinions. A legal opinion from counsel to Borrower in form and substance satisfactory to Lender and its counsel.

      (m) "Lock-Up" Agreements. "Lock-Up" Agreements, in form and substance satisfactory to the Lender and its counsel.

      (n) No Litigation.

            (i) No litigation, investigation or proceeding before or by any arbitrator or Governmental Body shall be continuing or threatened against Borrower or against the officers or directors of Borrower (A) in connection with this Agreement, the Other Documents or any of the transactions contemplated thereby and which, in the reasonable opinion of Agent, is deemed material or (B) which could, in the reasonable opinion of Agent, have a Material Adverse Effect; and

            (ii) no injunction, writ, restraining order or other order of any nature materially adverse to Borrower or the conduct of its business or inconsistent with the due consummation of the Transactions shall have been issued by any Governmental Body.

      (o) Fees. Agent shall have received payment of the Commitment Fee, Closing Fee, Closing Expense Fee, Due Diligence Fee and any other fees payable to Agent and Lenders on or prior to the Closing Date hereunder.

      (p) Consents. Agent shall have received any and all Consents necessary to permit the effectuation of the transactions contemplated by this Agreement and the Other Documents; and, Agent shall have received such Consents and waivers of such third parties as might assert claims with respect to the Collateral, as Agent and its counsel shall reasonably deem necessary.

      (q) No Adverse Material Change. Since December 31, 2003, there shall not have occurred any event, condition or state of facts at Borrower which could reasonably be expected to have a Material Adverse Effect and, taken as a whole, no representations made or information supplied to Agent or Lenders shall have been proven to be inaccurate or misleading in any material respect.

      (r) Other Conditions Precedent. Disbursement shall only be made after Agent completes due diligence in a manner satisfactory to it, obtains the approval of each Independent Board of Directors for every Investment Fund comprising the Lender and receives confirmation that the Borrower has become eligible for public trading of its stock.

            ARTICLE IV. - REPRESENTATIONS AND WARRANTIES OF BORROWER

      All references in this Article to Borrower shall include the Company and any Subsidiaries, unless the context otherwise requires. To induce the Lender to make the Loan hereunder, Borrower, including the Company and any Subsidiaries, jointly and severally, represents and warrants to the Lender that:

SECTION 4.01      ORGANIZATION AND GOOD STANDING.

      Borrower is duly organized and existing in good standing under the laws of the state of its incorporation, is duly qualified as a foreign corporation and in good standing in all states in which failure to qualify would have a Material Adverse Effect, and has the corporate power and authority to own its properties and assets and to transact the business in which it is engaged and is or will be qualified in those states wherein it proposes to transact material business operations in the future if the failure to so qualify would have a Material Adverse Effect.

SECTION 4.02      AUTHORIZATION AND POWER.

      Borrower has the corporate power and requisite authority to execute, deliver and perform the Loan Documents to be executed by Borrower. Borrower is duly authorized to, and has taken all corporate action necessary to authorize, execute, deliver and perform the Loan Documents executed by Borrower. Borrower is and will continue to be duly authorized to perform the Loan Documents executed by Borrower.

SECTION 4.03      NO CONFLICTS OR CONSENTS.

      Except as disclosed on Schedule 4.03, neither the execution and delivery of the Loan Documents, nor the consummation of any of the transactions therein contemplated, nor compliance with the terms and provisions thereof, will contravene or materially conflict with any judgment, license, order or permit applicable to Borrower, or any indenture, loan agreement, mortgage, deed of trust, or other agreement or instrument to which Borrower is a party or by which Borrower is or may become bound, or to which Borrower is or may become subject, or violate any provision of the charter or bylaws of Borrower or trigger any preemptive rights or rights of first refusal of any third party. No consent, approval, authorization or order of any court or governmental authority or third party is required in connection with the execution and delivery by Borrower of the Loan Documents or to consummate the transactions contemplated hereby or thereby except those that have been obtained.

SECTION 4.04      ENFORCEABLE OBLIGATIONS.

      The Loan Documents have been duly executed and delivered by Borrower and are the legal, valid and binding obligations of Borrower, enforceable in accordance with their respective terms.

SECTION 4.05      NO LIENS.

      Except for Permitted Liens, all of the properties and assets owned or leased by Borrower are free and clear of all Liens and other adverse claims of any nature, and Borrower has good and marketable title to such properties and assets. A true and complete list of all known or recorded liens for borrowed money is disclosed on Schedule 4.05.

SECTION 4.06      FINANCIAL CONDITION.

      (a) Borrower has delivered to the Lender the balance sheet of Borrower as of December 31, 2002, and the related statement of income, stockholders' equity and statement of cash flow for the year then ended, audited by its independent certified public accountant. Borrower has also delivered to the Lender the unaudited balance sheet of Borrower as of September 30, 2003 and the related unaudited statement of income, stockholders' equity and statement of cash flow for the nine (9) months then ended. Such financial statements fairly present the financial condition of Borrower as of such dates and have been prepared in accordance with GAAP; and as of the date hereof, there are no obligations, liabilities or Indebtedness (including contingent and indirect liabilities and obligations) of Borrower which are (separately or in the aggregate) material and are not reflected in such financial statements or otherwise disclosed herein or in the Schedules. Except as set forth in Schedule 4.06(a), there are no Senior Obligations. Since the date of the above-referenced year-end financial statements, there have not been, except as disclosed in Schedule 4.06(a): (i) any Material Adverse Change; (ii) any Dividend declared or paid or distribution made on the capital stock of Borrower or any capital stock thereof redeemed or repurchased; (iii) any incurrence of any Senior Obligations or any other long-term debt by Borrower; (iv) any salary, bonus or compensation increases to any officers, key employees or agents of Borrower, other than in the ordinary course of business and consistent with past practice; or (v) any other material transaction entered into by Borrower, except in the ordinary course of business and consistent with past practice.

      (b) The Company has delivered to the Lender the balance sheet of the Company as of December 31, 2002, and the related statement of income, stockholders' equity and statement of cash flow for the year then ended, audited by its independent certified public accountant. The Company has also delivered to the Lender the unaudited balance sheet of the Company as of September 30, 2003 and the related unaudited statement of income, stockholders' equity and statement of cash flow for the nine (9) months then ended. Such financial statements fairly present the financial condition of the Company as of such dates and have been prepared in accordance with GAAP; and as of the date hereof, there are no obligations, liabilities or Indebtedness (including contingent and indirect liabilities and obligations) of the Company which are (separately or in the aggregate) material and are not reflected in such financial statements or otherwise disclosed herein or in the Schedules. Except as set forth in Schedule 4.06(b), there are no Senior Obligations. Since the date of the above-referenced year-end financial statements, there have not been, except as disclosed in
Schedule 4.06(b): (i) any Material Adverse Change; (ii) any Dividend declared or paid or distribution made on the capital stock of the Company or any capital stock thereof redeemed or repurchased; (iii) any incurrence of any Senior Obligations or any other long-term debt by the Company; (iv) any salary, bonus or compensation increases to any officers, key employees or agents of the Company, other than in the ordinary course of business and consistent with past practice; or (v) any other material transaction entered into by the Company, except in the ordinary course of business and consistent with past practice.


SECTION 4.07      NO DEFAULT.

      No event has occurred and is continuing, which constitutes, or, with notice or lapse of time or both, would constitute, a Default or an Event of Default under this Agreement.

SECTION 4.08      MATERIAL AGREEMENTS.

      Neither Borrower nor any Subsidiary nor any other party is in default, and no event has occurred and is continuing which, with notice or lapse of time or both, would constitute a default, under any contract, lease, loan agreement, indenture, mortgage, security agreement, license agreement or other agreement or obligation to which it is a party or by which any of its properties is subject which could reasonably be expected to have a Material Adverse Effect, except as described on Schedule 4.08. Borrower is not a party to, or bound by, any contract or agreement, the faithful performance of which is so onerous so as to create, or to likely create, a Material Adverse Effect on the business, operations or financial condition of Borrower.

SECTION 4.09      NO LITIGATION.

      Except as disclosed on Schedule 4.09, there are no actions, suits, investigations, arbitrations or administrative proceedings pending or, to the knowledge of Borrower, threatened against Borrower, and there has been no change in the status of any of the actions, suits, investigations, litigation or proceedings disclosed to the Lender which could reasonably be expected to have a Material Adverse Effect on Borrower or on any transactions contemplated by any Loan Document. Borrower has not received any claim that Borrower currently violates any federal, state or local law, ordinance, rule or regulation, which could have an adverse effect on its business and no such claim is or has been threatened; and, except as disclosed on Schedule 4.09, there have been no developments adverse to Borrower with respect to any pending or threatened claim, action or proceeding of an administrative or judicial nature.

SECTION 4.10      TAXES.

      All tax returns required to be filed by Borrower in any jurisdiction have been filed and all taxes (including mortgage recording taxes), assessments, fees and other governmental charges upon Borrower or upon any of its properties, income or franchises now due have been paid, in each case, except where the same are being contested in good faith by appropriate proceedings, as disclosed on
Schedule 4.10.

      Except as disclosed on Schedule 4.10, Borrower has not received any notice of deficiency or other adjustment from any taxing authority that is unresolved as of the Loan Closing. No audit or examination, claim or proposed assessment by any taxing authority is pending or threatened against Borrower or any of its properties. All ad valorem and other property taxes imposed on Borrower, or that may become a lien on Borrower's assets and that are due and payable, have been paid in full. Borrower has withheld or collected from each payment made to each of its U.S. employees the amount of all taxes (including federal income taxes, Federal Insurance Contributions Act ("FICA") taxes, and state and local income, payroll, and wage taxes, among others) required to be withheld or collected.

SECTION 4.11      CAPITALIZATION.

      (a) The authorized capital stock of Borrower consists of no shares of Preferred Stock and 75,000 shares of Common Stock, no par value per share, of which 1,000 shares of Common Stock are issued and outstanding as of the date hereof. All of such outstanding shares have been duly authorized and validly issued, are fully paid and nonassessable, and were not issued in violation of the preemptive rights or rights of first refusal of any person. Schedule 4.11(a) sets forth all stock options, warrants, conversion rights, subscription rights, preemptive rights, rights of first refusal and other rights or agreements to acquire securities of Borrower and any shares held in treasury or reserved for issuance upon exercise of such stock options, warrants or conversion rights, subscription rights and other rights or agreements to acquire securities, including the date of termination of such rights and the consideration therefor.

      (b) The  authorized  capital  stock of the Company  consists of  5,000,000 shares of Preferred Stock, of which none are issued or outstanding as of the date hereof, and 20,000,000 shares of Common Stock, $.001 par value per share, of which 2,478,891 shares of Common Stock are issued and outstanding as of the date hereof. All of such outstanding shares have been duly authorized and validly issued, are fully paid and non-assessable, and were not issued in violation of the preemptive rights or rights of first refusal of any person.
Schedule 4.11(b) sets forth all stock options, warrants, conversion rights, subscription rights, preemptive rights, rights of first refusal and other rights or agreements to acquire securities of the Company and any shares held in treasury or reserved for issuance upon exercise of such stock options, warrants or conversion rights, subscription rights and other rights or agreements to acquire securities, including the date of termination of such rights and the consideration therefor. As of the Loan Closing Date, the Company does not have a class of securities with respect to which a member of a national securities exchange, broker or dealer may extend or maintain credit to or for a customer pursuant to rules or regulations adopted by the Board of Governors of the Federal Reserve System under Section 7 of the 1934 Act. Schedule 4.11(b) sets forth all stock options, warrants, conversion rights, subscription rights, preemptive rights, rights of first refusal and other rights or agreements to acquire securities of Borrower and any shares held in treasury or reserved for issuance upon exercise of such stock options, warrants or conversion rights, subscription rights and other rights or agreements to acquire securities, including the date of termination of such rights and the consideration therefor.

SECTION 4.12      USE OF PROCEEDS.

      Borrower  intends to use  proceeds  from the Loan as  disclosed in Section
2.02 hereof.

SECTION 4.13      EMPLOYEE MATTERS.

      (a) Except as set forth on Schedule 4.13, Borrower is not a party to any collective bargaining agreement and is not aware of any activities of any labor union that is currently seeking to represent or organize its employees;

      (b) Borrower is in compliance with all federal, state and municipal laws respecting employment and employment practices, occupational health and safety, and wages and hours, and is not engaged in any unfair labor practice, and there are no arrears in the payment of wages or social security taxes, except in those instances in which failure to comply would not have a Material Adverse Effect;

      (c) there is no unfair labor practice complaint against Borrower pending before the National Labor Relations Board or any state or local agency;

      (d) there is no pending labor strike or other material labor trouble affecting Borrower (including, without limitation, any organizational drive);

      (e) there is no material labor grievance pending against Borrower;

      (f) there is no pending representation question respecting the employees of Borrower before any local, state or federal agency;

      (g) except as set forth on Schedule 4.13, there are no pending proceedings arising out of or under any collective bargaining agreement to which Borrower is a party, or any basis for which a claim may be made under any collective bargaining agreement to which Borrower is a party; and

      (h) there are no pending proceedings arising out of any employment discrimination claim or any basis for which any such claim may be made.

SECTION 4.14      EMPLOYEE BENEFIT PLANS.

      Schedule 4.14 lists (i) any "employee benefit plans" as described in the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder ("ERISA") (other than a defined contribution pension plan not requiring any contribution by Borrower, paid time-off policy or vacation/holiday/sick leave policy, and employee group life and health plans that are fully funded through commercial insurance); and (ii) any defined benefit "employee pension benefit plans" (as defined in ERISA). Neither Borrower nor any other person has engaged in a transaction with respect to any employee benefit plan listed or required to be listed on Schedule 4.14 which could subject any such plan, Borrower or the Lender to a penalty under ERISA or a tax under the Internal Revenue Code of 1986, as amended (the "Code"), except for those transactions which could not reasonably be expected to have a Material Adverse Effect. Each of the employee benefit plans listed, or required to be listed, on Schedule 4.14 has been operated and administered in accordance with applicable law, including without limitation ERISA, except for any such failure which would not subject Borrower or the Lender to any penalty or other liability and except for any such failure which would not have an adverse effect upon the applicable plan or any participant therein. Borrower has not incurred, nor presently expects to incur, any liability under Title IV of ERISA that could result in liability to the Lenders or Borrower. Each employee benefit plan listed or required to be listed on Schedule 4.14 that is a group health plan within the meaning of Section 5000(b)(1) of the Code, is in compliance with the provisions of Section 4980B(f) of the Code, except for any such non-compliance which would not subject Borrower or the Lender to any penalty or liability and except for any such failure which would not have an adverse effect upon the applicable plan or any participant therein. There is not any pending or threatened claim by or on behalf of any employee benefit plan, by any employee covered under any such plan or otherwise involving any employee benefit plan (other than routine non-contested claims for benefits).

SECTION 4.15      COMPLIANCE WITH LAWS.

      Each of Borrower and the Subsidiaries has all requisite licenses, permits and certificates including without limitation, drug, environmental and health and safety permits from federal, state and local authorities necessary to conduct its business and own and operate its assets (collectively, the "Permits"). Except as set forth on Schedule 4.15, neither Borrower nor any Subsidiary is in violation of any law, regulation or ordinance relating to its business, operations and properties which, individually or in the aggregate, could have a Material Adverse Effect, and the business and operations of Borrower or any Subsidiary do not violate, in any material respect, any federal, state, local or foreign laws, regulations or orders. Except as set forth on
Schedule 4.15, Borrower and the Subsidiaries have not received any notice or communication from any federal, state, local or foreign governmental or regulatory authority or agency including without limitation, the U.S. Food and Drug Administration of any such violation or noncompliance. Borrower and the Subsidiaries have not engaged in any practices in violation of any antitrust law or regulation of any federal, state, local or foreign Governmental Authority.

SECTION 4.16      LICENSES AND PERMITS.

      Borrower and the Subsidiaries have all licenses and franchises relating to the operation of their respective businesses as are necessary and required for such ownership and operation, all of which are in good standing and, except as expressly set forth on Schedule 4.16, are not subject to renewal within less than one (1) year.

SECTION 4.17      CONTRACTS.

      Schedule 4.17 lists all contracts to which Borrower or the Subsidiaries are a party involving obligations in respect of the business for payment, performance of services or delivery of goods in excess of $5,000 or which require Borrower to continue to perform for a period of longer than twelve (12) months (the "Scheduled Contracts"). Borrower has delivered to the Lender true and correct copies of all the Scheduled Contracts (except that contracts from Subsidiary shall be delivered within 5 business days after closing). All of such Scheduled Contracts are valid and binding obligations of Borrower or the Subsidiaries, are in full force and effect, and, Borrower or the Subsidiaries, are enforceable against the parties thereto in accordance with their respective terms. Neither Borrower nor the Subsidiaries has received any notice that the other parties to the Scheduled Contracts are (i) in default under such Scheduled Contracts, or (ii) consider Borrower to be in default thereunder. Except as expressly noted in Schedule 4.17, no party to any of the Scheduled Contracts intends to terminate or adversely modify its agreement(s) with respect thereto or adversely change the volume of business done thereunder.

SECTION 4.18      SHARES ISSUABLE UPON CONVERSION.

      The shares of Common Stock of the Company when issued to the Lender upon conversion of and in accordance with the Debentures, will be duly and validly issued, fully paid and nonassessable and in compliance with all applicable securities laws. Such issuance will not give rise to preemptive rights, rights of first refusal or similar rights by any other security holder of the Company.

SECTION 4.19      INSIDER.

      (a) Neither the Company, nor any Person having "control" (as that term is defined in the 1940 Act or in the regulations promulgated pursuant thereto) of Borrower is an "executive officer," "director," or "principal shareholder" (as those terms are defined in the 1940 Act) of any Lender.

      (b) The Company's SEC reports for the 12 months prior to the date hereof disclose all material transactions required to be disclosed therein.

      (c) All agreements between the Company and any of its officers, directors and principal shareholders, including employment agreements, are disclosed in the reports and filings made with the SEC or listed on Schedule 4.19.

SECTION 4.20      SUBSIDIARIES.

      (a) All of the Subsidiaries of Borrower are listed on Schedule 4.20. Except as disclosed on Schedule 4.20, Borrower owns all of the outstanding capital stock or other equity interests of the Subsidiaries, free and clear of all adverse claims, other than Liens securing the Senior Obligations. All of such outstanding capital stock of each Subsidiary has been duly and validly authorized and issued and is fully paid and nonassessable. All such Subsidiaries are duly organized and existing in good standing under the laws of the respective jurisdictions of their incorporation or organization, are duly qualified as foreign corporations and in good standing in all jurisdictions in which failure to qualify would have a Material Adverse Effect, and have the corporate power and authority to own their respective properties and assets and to transact the business in which they are engaged and are or will be qualified in those jurisdictions wherein they propose to transact material business operations in the future.

      (b) Except as disclosed on Schedule 4.20, Borrower does not own any equity or long-term debt interest in any other Person, or any right or option to acquire any such interest in any such Person.

SECTION 4.21      CASUALTIES.

      Except as disclosed on Schedule 4.21, neither the business nor the properties of Borrower is currently affected by any environmental hazard, fire, explosion, accident, strike, lockout or other labor dispute, drought, storm, hail, earthquake, embargo, act of God or other casualty (whether or not covered by insurance).

SECTION 4.22      INVESTMENT COMPANY ACT.

      The Company is not an "investment company," as defined in Section 3 of the 1940 Act, nor a company that would be an investment company, except for the exclusions from the definition of an investment company in Section 3(C) of the 1940 Act, and Borrower is not controlled by such a company.

SECTION 4.23      SUFFICIENCY OF CAPITAL.

      Borrower is, and after consummation of this Agreement and giving effect to all Indebtedness incurred and transactions contemplated in connection herewith will be, Solvent.

SECTION 4.24      CORPORATE NAMES.

      Borrower has not, during the preceding five (5) years, done business under or used any assumed, fictitious or trade names, in its current businesses, except as disclosed on Schedule 4.24.

SECTION 4.25      INSURANCE.

      All of the insurable properties of Borrower are insured for its benefit under valid and enforceable policies issued by insurers of recognized responsibility in amounts and against such risks and losses as is customary in Borrower's industry. Schedule 4.25 sets forth all of Borrower's property insurance policies.

SECTION 4.26      INTELLECTUAL PROPERTY.

      Borrower owns, or is licensed to use, all material trademarks, service marks, trade names, patents and copyrights presently used to conduct its business, except those for which the failure to obtain could not be reasonably expected to have a Material Adverse Effect. Borrower has the right to use such intellectual property rights without infringing or violating the rights of any third parties. No claim has been asserted by any person to the ownership of or right to use any such rights or challenging or questioning the validity or effectiveness of any such license or agreement. Borrower is not in default of any such license agreements in any material respect, and no event has occurred and is continuing which, with notice or lapse of time or both, would constitute a material default. Each license agreement is enforceable in accordance with its terms and has not been canceled, abandoned or terminated, nor has Borrower received notice thereof. There are no claims for trademark or copyright infringement pending or, to the knowledge of Borrower, threatened against Borrower or the Subsidiaries or their respective officers or directors. Neither Borrower nor any Subsidiary is currently using copyrightable material for which Borrower or any Subsidiary needs, but does not have, a license to conduct its existing business. Neither Borrower nor any Subsidiary is currently using any trademarks for which Borrower or any Subsidiary needs, but does not have, a valid character or trademark license to conduct its existing business.

SECTION 4.27      REAL PROPERTY.

      (a) Set forth on Schedule 4.27 is a list of the addresses of each parcel of real property owned by or leased to Borrower, as indicated on the Schedule.

      (b) Borrower has delivered to the Lender true and correct copies of all of its leases or subleases and all related amendments, supplements and modifications and related documents (the "Scheduled Lease Documents"), which require payments or contingent payments by Borrower or any of the Subsidiaries subsequent to the date hereof in excess of Twenty-Five Thousand Dollars ($25,000). There are no other agreements, written or oral, between Borrower and any third parties claiming an interest in Borrower's interest in the Scheduled Leases or otherwise relating to Borrower's use and occupancy of any leased real property. All such leases are valid and binding obligations of the parties thereto, are in full force and effect and enforceable against the parties thereto in accordance with their terms; and no event has occurred including, but not limited to, the executed, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby which (whether with or without notice, lapse of time or both) would constitute a default thereunder. No property leased under any lease which the Lender has agreed to assume is subject to any lien, encumbrance, easement, right-of-way, building or use restriction, exception, variance, reservation or limitation as might in any respect interfere with or impair the present and continued use thereof in the usual and normal conduct of Borrower's business.

      (c) On the Loan Closing Date, Borrower will hold of record good, marketable and insurable title to the property described in Schedule 4.27 free and clear of all title defects, liens, pledges, claims, charges, rights of first refusal, security interests or other encumbrances and not, in the case of the real property, subject to any rights-of-way, building or use restrictions, exceptions, variances, reservations or limitations of any nature whatsoever, except with respect to all such properties, (i) matters set forth in Schedule 4.27, and (ii) liens for current taxes and assessments not in default (collectively, the "Permitted Encumbrances"). Notwithstanding the foregoing, Borrower's representations and warranties regarding title defects with respect to the real property is limited to defects arising by, through or under Borrower, but not otherwise. Borrower and the Subsidiaries have adequate title insurance coverage for such properties. All real property and structures owned or leased by Borrower, and all equipment owned or leased by Borrower, are in good operating condition and repair (ordinary wear and tear excepted), taking into account their respective ages and consistent with their past uses, and are adequate for the uses to which they are being put. Except as set forth on
Schedule 4.27, the buildings and improvements owned or leased by Borrower are structurally sound. Borrower has not received any notice of any violation of any building, zoning or other law, ordinance or regulation in respect of such property or structures or their use by Borrower. There is no existing, proposed or contemplated plan to modify or realign any street or highway or any existing, proposed or contemplated eminent domain proceeding that would result in the taking of all or any part of the real property or that would materially adversely affect the current or planned use of the real property or any part thereof.

      (d) The personal property of Borrower are subject to no liens or encumbrances except the security interests of record set forth on Schedule 4.27, which Schedule is a copy of a Uniform Commercial Code ("UCC") search duly obtained by Borrower in the last thirty (30) days and which search shows security interests of record relating to such facilities in the State of California. Borrower agrees to remove all security interests reflected on such UCC search, if any, prior to the Loan Closing (except those approved by the Lender in writing) and to remove any other security interests filed with respect to such facilities between the date of such UCC search and the date of the Loan Closing.

SECTION 4.28      ENVIRONMENTAL.

      (a) Borrower is currently in compliance with all Environmental Laws (as defined below) which compliance includes, but is not limited to, the possession by Borrower of all permits and other governmental authorization required under applicable Environmental Laws, and compliance in all material respects with the terms and conditions thereof, except in any case where the failure to be in compliance would not have a Material Adverse Effect.

      (b) Except as set forth on Schedule 4.28, Borrower has not stored, disposed of or arranged for disposal of any Materials of Environmental Concern (as defined below) on any of the real property, except in compliance with applicable Environmental Laws.

      (c) Borrower has not received any communication (written or oral), whether from a governmental authority, citizens group, employee or otherwise, that alleges that Borrower is not in full compliance with Environmental Laws, and there are no circumstances that may prevent or interfere with such full compliance in the future. There is no Environmental Claim (as defined below) pending or threatened against, or which has been made known to, Borrower.

      (d) Except as set forth on Schedule 4.28, during the period the facilities have been held by Borrower, its affiliates or, to Borrower's best knowledge, its predecessors in interest, there have been no actions, activities, circumstances, conditions, events or incidents including, without limitation, the generation, handling, transportation, treatment, storage, release, emission, discharge, presence or disposal of any Hazardous Substance (as defined below), that could form the basis of any Environmental Claim against Borrower under any Environmental Law in effect at, or at any time prior to, the Loan Closing which could reasonably be expected to have a Material Adverse Effect.

      (e) Without in any way limiting the generality of the foregoing, (i) there are no underground storage tanks located on the property owned or leased by Borrower or the Subsidiaries, (ii) there is no asbestos contained in or forming part of any building, building component, structure or office space owned or leased by Borrower or the Subsidiaries, and (iii) no polychlorinated biphenyls ("PCBs") are used or stored at any property owned or leased by Borrower or the Subsidiaries.

      The following terms shall have the following meanings:

            "Environmental Claim" means any claim, action, cause of action, investigation or notice (written or oral) by any person or entity alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (a) the presence, or release into the environment, of any Hazardous Substances at any location, whether or not owned or operated by Borrower, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

            "Environmental Laws" means the federal, state and local environmental, health or safety laws, regulations, ordinances, rules and policies and common law in effect on the date hereof and the Loan Closing Date relating to the use, refinement, handling, treatment, removal, storage, production, manufacture, transportation or disposal, emissions, discharges, releases or threatened releases of materials of environmental concern, or otherwise relating to protection of the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), as the same may be amended or modified to the date hereof and the Loan Closing Date including, without limitation, the statutes listed below:

            Federal Resources Conservation and Recovery Act of 1976, 42 U.S.C. ss. 6901, et seq.

            Federal  Comprehensive  Environmental  Response,   Compensation  and
Liability Act of 1980, 42 U.S.C. ss. 9601, et seq.

            Federal Clean Air Act, 42 U.S.C. ss. 7401, et seq.

            Federal Water Pollution Control Act, Federal Clean Water Act of 1977, 33 U.S.C.ss. 1251, et seq.

            Federal   Insecticide,   Fungicide  and  Rodenticide   Act,  Federal
Pesticide Act of 1978, 7 U.S.C.ss. 136, et seq. Federal Hazardous Materials Transportation Act, 48 U.S.C.ss. 1801, et seq.

            Federal Toxic Substances Control Act, 15 U.S.C.ss. 2601, et seq.

            Federal Safe Drinking Water Act, 42 U.S.C.ss. 300f, et seq.

            "Hazardous   Substances"   means  any  toxic  or  hazardous   waste,
pollutants or substances including, without limitation, asbestos, PCBs, petroleum products and byproducts, substances defined or listed as "hazardous substance," "toxic substance," "toxic pollutant" or similarly identified substance or mixture, in or pursuant to any Environmental Law.

SECTION 4.29      INTERNAL ACCOUNTING CONTROLS.

      The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles consistently applied and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

SECTION 4.30      TRANSACTIONS WITH AFFILIATES AND EMPLOYEES.

      Except as set forth on Schedule 4.30, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company are presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner. Since January 1, 2003, the Company has not (i) extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit. Schedule 5.25 identifies any loan or extension of credit maintained by the Company to which the second sentence of
Section 13(k)(1) of the Securities Exchange Act of 1934, as amended, applies.

SECTION 4.31      MERGER.

      The merger of Borrower with a subsidiary of the Company has been lawfully effected, and no shareholder of Borrower or the Company may exercise any dissenter's rights of appraisal. The Company has timely filed all required reports and proxy statements pursuant to the 1934 Act and the rules and regulations thereunder and shall timely file an amendment to its Form 8-K containing the required financial information of the Borrower. All such filings contain no material misstatements or omissions.

SECTION 4.32      "OFF-BALANCE SHEET ARRANGEMENTS."

      The Company does not have any "off-balance sheet arrangements." For purposes of the preceding sentence, "off-balance sheet arrangement" means with respect to any Person, any securitization transaction to which it is party and any other transaction, agreement or other contractual arrangement to which an entity unconsolidated with that Person is a party, under which it, whether or not a party to the arrangement, has, or in the future may have: (a) any obligation under a direct or indirect guarantee or similar arrangement; (b) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement; (c) derivatives to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements; or (d) any obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the financial statements (excluding the footnotes thereto) (for this purpose, obligations or liabilities that are not fully reflected in the financial statements (excluding the footnotes thereto) include, without limitation: (i) obligations that are not classified as a liability according to generally accepted accounting principles; (ii) contingent liabilities as to which, as of the date of the financial statements, it is not probable that a loss has been incurred or, if probable, is not reasonably estimable; or (iii) liabilities as to which the amount recognized in the financial statements is less than the reasonably possible maximum exposure to loss under the obligation as of the date of the financial statements, but exclude contingent liabilities arising out of litigation, arbitration or regulatory actions (not otherwise related to off-balance sheet arrangements)). Schedule 4.30 identifies all outstanding guarantees, letters of credit, performance bonds, assurance bonds, surety agreements, indemnity agreements and any other legally binding forms of assurance or guaranty in connection with the business of the Company.

SECTION 4.33      SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

      All representations and warranties of Borrower and the Company herein shall survive the Loan Closing and the delivery of the Debentures, and any investigation at any time made by or on behalf of the Lender shall not diminish the Lender's right to rely on Borrower's or the Company's representations and warranties as herein set forth.

SECTION 4.34      FULL DISCLOSURE.

      Neither the representations or warranties of Borrower or the Company, the schedules to this Agreement, the financial statements referenced in Section 4.06, nor any SEC registration statement, report or proxy statement filed by the Borrower or the Company within the past 12 months contains or will contain, as of the date thereon, any untrue statement of a material fact or omits or will omit to state any material fact necessary to keep the statements contained herein or therein from being misleading in any material respect.

                 ARTICLE V. - AFFIRMATIVE COVENANTS OF BORROWER

      So long as any part of the Debentures remains unpaid or has not been redeemed or converted hereunder, and until such payment, redemption or conversion in full, unless the Lender shall otherwise consent in writing, Borrower agrees that:

SECTION 5.01      FINANCIAL STATEMENTS, REPORTS AND DOCUMENTS.

      (a) Borrower shall accurately and fairly maintain its books of account in accordance with GAAP, retain such firm of independent certified public accountants requested by Borrower and approved by the Lender, to make annual audits of its accounts in accordance with generally accepted auditing standards.

      (b) The Company  shall provide the following  reports and  information  to
Lender:

            (i) As soon as available, and in any event within ten (10) days after the due date for filing the Company's annual report on Form 10-KSB with exhibits for each period.

            (ii) As soon as available, and in any event within ten (10) days after the due date for filing the Company's quarterly report on Form 10-QSB with exhibits for each period.

            (iii) Each fiscal quarter and year, concurrent with the periodic report required above, a certificate executed by the Chief Financial Officer or Chief Executive Officer of the Company (A) stating that a review of the activities of the Company during such fiscal period has been made under his supervision and that the Company has observed, performed and fulfilled each and every obligation and covenant contained herein and is not in Default under any of the same or, if any such Default shall have occurred, specifying the nature and status thereof, and (B) stating that the Company and the Subsidiaries are in compliance as of the end of such fiscal quarter with the agreed minimum financial ratios and standards set forth in Schedule 7.01 to this Agreement.

            (iv) Promptly (but in any event within five (5) business days) upon becoming aware of the existence of any condition or event which constitutes a Default or which, with notice or the passage of time or both would become a Default or an Event of Default, written notice specifying the nature and period of existence thereof and the action which the Company is taking or proposes to take with respect thereto.

            (v) Promptly (but in any event within five (5) business days) upon the receipt thereof by the Company or the Board of Directors of the Company, copies of all reports, all management letters and other detailed information submitted to the Company or the Board by independent accountants in connection with each annual or interim audit or review of the accounts or affairs of the Company made by such accountants.

            (vi) Promptly (but in any event within five (5) business days), such other information relating to the finances, budgets, properties, business and affairs of the Company and each Subsidiary, as the Lender or the Agent may reasonably request from time to time.

            (vii) Promptly upon its becoming available, one copy of each financial statement, report, press release, notice or proxy statement sent by the Company to stockholders generally, and of each regular or periodic report, registration statement or prospectus filed by the Company with any securities exchange or the SEC or any successor agency, and of any order issued by any Governmental Authority in any proceeding to which the Company is a party.

            (viii) As soon as available, and in any event within fifteen (15) days after the close of each fiscal quarter, a report setting forth the number of stock options, and their respective prices and terms, issued during such quarter and cumulatively.

SECTION 5.02      ANNUAL FINANCIAL STATEMENTS.

      Solely for the purpose of monitoring the Loan, furnish Agent within ninety
(90) days after the end of each fiscal year of Borrower, audited financial statements of Borrower including, but not limited to, statements of income and stockholders' equity and cash flow from the beginning of the current fiscal year to the end of such fiscal year and the balance sheet as at the end of such fiscal year, all prepared in accordance with GAAP applied on a basis consistent with prior practices, and in reasonable detail and reported upon without qualification by an independent certified public accounting firm selected by Borrower and satisfactory to Agent (the "Accountants"). The report of the Accountants shall be accompanied by a statement of the Accountants certifying that (i) they have caused this Agreement to be reviewed, (ii) in making the examination upon which such report was based either no information came to their attention which to their knowledge constituted an Event of Default or a Default under this Agreement or any related agreement or, if such information came to their attention, specifying any such Default or Event of Default, its nature, when it occurred and whether it is continuing, and such report shall contain or have appended thereto calculations which set forth Borrower's compliance with the requirements or restrictions imposed by Article VII hereof. In addition, the reports shall be accompanied by a certificate of Borrower's Chief Financial Officer which shall state that, based on an examination sufficient to permit him to make an informed statement, no Default or Event of Default exists, or, if such is not the case, specifying such Default or Event of Default, its nature, when it occurred, whether it is continuing and the steps being taken by Borrower with respect to such event, and such certificate shall have appended thereto calculations which set forth Borrower's compliance with the requirements or restrictions imposed by Article VII.

SECTION 5.03      QUARTERLY FINANCIAL STATEMENTS.

      Solely for the purpose of monitoring the Loan, furnish Agent within forty-five (45) days after the end of each fiscal quarter, an unaudited balance sheet of Borrower and unaudited statements of income and stockholders' equity and cash flow of Borrower reflecting results of operations from the beginning of the fiscal year to the end of such quarter and for such quarter, prepared on a basis consistent with prior practices and complete and correct in all material respects, subject to normal and recurring year end adjustments that individually and in the aggregate are not material to Borrower's business. The reports shall be accompanied by a certificate signed by the Chief Financial Officer of Borrower, which shall state that, based on an examination sufficient to permit him to make an informed statement, no Default or Event of Default exists, or, if such is not the case, specifying such Default or Event of Default, its nature, when it occurred, whether it is continuing and the steps being taken by Borrower with respect to such default and, such certificate shall have appended thereto calculations which set forth Borrower's compliance with the requirements or restrictions imposed by Article VII.

SECTION 5.04      MONTHLY FINANCIAL STATEMENTS.

      Solely for the purpose of monitoring the Loan, for so long as Agent has the right to designate a nominee to serve as a member of the Board of Directors of the Borrower, furnish Agent within thirty (30) days after the end of each month, an unaudited balance sheet of Borrower and unaudited statements of income and stockholders' equity and cash flow of Borrower reflecting results of operations from the beginning of the fiscal year to the end of such month and for such month, prepared on a basis consistent with prior practices and complete and correct in all material respects, subject to normal and recurring year end adjustments that individually and in the aggregate are not material to Borrower's business. The reports shall be accompanied by a certificate of Borrower's Chief Financial Officer, which shall state that, based on an examination sufficient to permit him to make an informed statement, no Default or Event of Default exists, or, if such is not the case, specifying such Default or Event of Default, its nature, when it occurred, whether it is continuing and the steps being taken by Borrower with respect to such event and, such certificate shall have appended thereto calculations which set forth Borrower's compliance with the requirements or restrictions imposed by Article VII.

SECTION 5.05      PREPARATION OF BUDGETS.

      Solely for the purpose of monitoring the Loan,

            (a) Prior to the beginning of Borrower's fiscal year Borrower agrees to prepare and submit to the Board and furnish to Lender a copy of an annual plan for such year which shall include, without limitation, plans for expansion, if any, plans for incurrences of Indebtedness and projections regarding other sources of funds, quarterly projected capital and operating expense budgets, cash flow statements, profit and loss statements and balance sheet projections, itemized in such detail as the Board may request.

            (b) Borrower shall furnish to the Lender monthly financial reports, including budgets (as currently used by management in the conduct of business) within 30 days of the end of each month thereafter.

            (c) Borrower agrees that it will review its operations with Agent. Such operations reviews will be in such depth and detail as Agent shall reasonably request and will be held as reasonably necessary, generally once a fiscal quarter.

SECTION 5.06      PAYMENT OF TAXES AND OTHER INDEBTEDNESS.

      Borrower shall, and shall cause its Subsidiaries to, pay and discharge (i) all taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits, or upon any property belonging to it, before delinquent, (ii) all lawful claims (including claims for labor, materials and supplies) which, if unpaid, will give rise to a Lien upon any of its property, other than a Permitted Lien, and (iii) all of its other Indebtedness in accordance with their respective terms, except as prohibited hereunder; provided, however, that Borrower and its Subsidiaries, if any, shall not be required to pay any such tax, assessment, charge, levy or other claim if and so long as the amount, applicability or validity thereof shall currently be contested in good faith by appropriate proceedings and appropriate accruals and reserves therefor have been established in accordance with GAAP.

SECTION 5.07      MAINTENANCE OF EXISTENCE AND RIGHTS; CONDUCT OF BUSINESS.

      Subject to Section 6.13, Borrower shall, and shall cause its operating Subsidiaries to, preserve and maintain their respective corporate existence and all of their respective material rights and privileges necessary in the normal conduct of their respective businesses, and to conduct their respective businesses in an orderly and efficient manner consistent with good business practices and in accordance with all valid regulations and orders of any Governmental Authority. Borrower shall keep its principal place of business within the United States.

SECTION 5.08      SEC FILINGS.

      The Company has a class of securities registered pursuant to Section 12(g) of the 1934 Act and shall timely file, when due, all reports and proxy statements required of a company whose securities are registered for public trading under and pursuant to the 1934 Act and the rules and regulations issued thereunder.

SECTION 5.09      NOTICE.

      Borrower shall promptly notify the Lender of (i) any Material Adverse Change, (ii) any default under any Senior Obligations, other Indebtedness, material agreement, contract or other instrument to which it is a party or by which any of its properties are bound, or any acceleration of the maturity of any Indebtedness, (iii) any material adverse claim against or affecting Borrower or its Subsidiaries, if any, or any of its properties, and (iv) the commencement of, and any determination in, any material litigation with any third party or any proceeding before any Governmental Authority.

SECTION 5.10      COMPLIANCE WITH LOAN DOCUMENTS.

      Borrower shall, and shall cause its Subsidiaries to, promptly comply with any and all covenants and provisions of the Loan Documents.

SECTION 5.11      COMPLIANCE WITH MATERIAL AGREEMENTS.

      Borrower shall, and shall cause each of its Subsidiaries to, comply in all material respects with all Senior Documents, material agreements, indentures, mortgages or documents binding on it or affecting its properties or business.

SECTION 5.12      OPERATIONS AND PROPERTIES.

      Borrower shall, and shall cause each of its Subsidiaries to, act prudently and in accordance with customary industry standards in managing or operating its assets, properties, business and investments. Borrower shall, and shall cause each of its Subsidiaries to, keep in good working order and condition, ordinary wear and tear excepted, all of its assets and properties which are necessary to the conduct of its business.

SECTION 5.13      BOOKS AND RECORDS; ACCESS.

      Borrower shall, and shall cause each of its Subsidiaries to, maintain complete and accurate books and records of its transactions in accordance with good accounting practices. Borrower shall give each duly authorized representative of the Lender access during all normal business hours, upon reasonable notice, to, and shall permit such representative to examine, copy or make excerpts from, any and all books, records and documents in the possession of Borrower and its Subsidiaries and relating to its affairs, and to inspect any of the properties of Borrower and its Subsidiaries; provided that the Lender agrees that any such inspection will be performed so as not to interfere with Borrower's normal business operations. Borrower shall make a copy of this Agreement, along with any waivers, consents, modifications or amendments, available for review at its principal office by the Lender or the Lender's representatives.

SECTION 5.14      COMPLIANCE WITH LAW.

      Borrower shall, and shall cause each of its Subsidiaries to, comply in all material respects with all applicable laws, rules, regulations, ordinances and all orders and decrees of any Governmental Authority applicable to it or any of its properties, businesses or operations.

SECTION 5.15      INSURANCE.

      Borrower shall, and shall cause each of its Subsidiaries to, maintain such worker's compensation insurance, liability insurance and insurance on its properties, assets and business, now owned or hereafter acquired, against such casualties, risks and contingencies, and in such types and amounts, as are consistent with customary practices and standards of companies engaged in similar businesses.

SECTION 5.16      AUTHORIZATIONS AND APPROVALS.

      Borrower shall, and shall cause each of its Subsidiaries to, promptly obtain, from time to time and at its own expense, all such governmental licenses, authorizations, consents, permits and approvals as may be required to enable it to comply with its obligations hereunder and under the other Loan Documents.

SECTION 5.17      ERISA COMPLIANCE.

      Borrower shall, at all times,(i) make prompt payment of all contributions required under all Plans, if any, and shall meet the minimum funding standards set forth in ERISA with respect to its Plans subject to ERISA, if any, (ii) notify the Lender immediately of any fact in connection with any of its Plans, which might constitute grounds for termination thereof by the Pension Benefit Guaranty Corporation or for the appointment, by the appropriate United States District Court, of a trustee to administer such Plan, together with a statement, if requested by the Lender, as to the reason therefor and the action, if any, proposed to be taken with respect thereto, and (iii) furnish to the Lender, upon its request, such additional information concerning any of its Plans as may be reasonably requested.

SECTION 5.18      FURTHER ASSURANCES.

      Borrower shall, and shall cause each of its Subsidiaries to, make, execute or endorse, and acknowledge and deliver or file or cause the same to be done, all such notices, certifications and additional agreements, undertakings, transfers, assignments or other assurances, and take any and all such other action as the Lender may, from time to time, deem reasonably necessary or proper in connection with any of the Loan Documents, or the obligations of Borrower or its Subsidiaries, if any, thereunder, which the Lender may request from time to time.

SECTION 5.19      INDEMNITY BY BORROWER.

      Borrower (including the Company) shall indemnify, save and hold harmless the Lender and its directors, officers, lenders, attorneys and employees (the "Indemnitee") from and against (i) any and all claims, demands, actions or causes of action that are asserted against any Indemnitee if the claim, demand, action or cause of action, directly or indirectly, relates to this Agreement and the other Loan Documents, the Loan, the use of proceeds of the Loan or the relationship of Borrower and the Lender under this Agreement or any transaction contemplated pursuant to this Agreement, (ii) any administrative or investigative proceeding by any Governmental Authority, directly or indirectly, related to a claim, demand, action or cause of action described in clause (i) above, and (iii) any and all liabilities, losses, costs or expenses (including reasonable attorneys' fees and disbursements) that any Indemnitee suffers or incurs as a result of any of the foregoing; provided, however, that Borrower shall have no obligation under this Section 5.16 to the Lender with respect to any of the foregoing arising out of the gross negligence or willful misconduct of the Lender or its assignees or the breach by Lender or its assignees of this Agreement or any other Loan Document or other document executed in connection with any of the aforesaid, the breach by the Lender or its assignees of any intercreditor or participation agreement or commitment with other parties, the violation or alleged violation of any law, rule or regulation by the Lender or its assignees, or from the transfer or disposition by the Lender of any Debentures or the Common Stock issued upon conversion of the Debentures. If any claim, demand, action or cause of action is asserted against any Indemnitee, such Indemnitee shall promptly notify Borrower, but the failure to so promptly notify Borrower shall not affect Borrower's obligations under this Section unless such failure materially prejudices Borrower's right or ability to participate in the contest of such claim, demand, action or cause of action, as hereinafter provided. In the event that such Indemnitee's failure to properly notify Borrower materially prejudices Borrower's right or ability to participate in the contest of such claim, demand action or cause of action, then said Indemnitee shall have no right to receive, and Borrower shall have no obligation to pay, any indemnification amounts hereunder. Borrower may elect to defend any such claim, demand, action or cause of action (at its own expense) asserted against said Indemnitee and, if requested by Borrower in writing and so long as no Default or Event of Default shall have occurred and be continuing, such Indemnitee (at Borrower's expense) shall, in good faith, contest the validity, applicability and amount of such claim, demand, action or cause of action and shall permit Borrower to participate in such contest. Any Indemnitee that proposes to settle or compromise any claim or proceeding for which Borrower may be liable, for payment to or on behalf of an Indemnitee hereunder, shall give Borrower written notice of the terms of such proposed settlement or compromise reasonably in advance of settling or compromising such claim or proceeding and shall obtain Borrower's written concurrence thereto. In the event that said Indemnitee fails to obtain Borrower's prior written consent to any such settlement or compromise, said Indemnitee shall have no right to receive, and Borrower shall have no obligation to pay, any indemnification amounts hereunder. Each Indemnitee may employ counsel, which counsel shall be reasonably acceptable to Borrower, in enforcing its rights hereunder and in defending against any claim, demand, action or cause of action covered by this Section 5.16; provided, however, that each Indemnitee shall endeavor in connection with any matter covered by this Section 5.16 which also involves any other Indemnitee, use reasonable efforts to avoid unnecessary duplication of effort by counsel for all Indemnitees, including allowing Borrower to select one lawyer for all parties, such selection to be subject to the approval of such parties, which approval shall not be unreasonably withheld. Any obligation or liability of Borrower to any Indemnitee under this Section 5.16 shall survive the expiration or termination of this Agreement and the repayment of the Debentures.

SECTION 5.20      RESERVATION OF SHARES.

      The Company shall, at all times, reserve and keep available sufficient authorized and unissued shares of Common Stock to effect the conversion of the Debentures. The Company has obtained any necessary approval of its shareholders to issue to the Lender upon conversion of the Debentures all of the shares of Common Stock to which it is then entitled.

SECTION 5.21      OWNERSHIP OF SUBSIDIARIES.

      The Company and the Borrower shall own, at all times, all of the capital stock of all of the Subsidiaries, including DLI, and shall not pledge or grant a security interest in the capital stock of DLI or the Subsidiaries.

SECTION 5.22      RETENTION OF STOCK OWNERSHIP.

      (a) The Company shall not offer, sell or otherwise dispose of any shares of Common Stock or securities exercisable or convertible into shares of Common Stock for a period of twelve (12) months following the Loan Closing without the written approval of the Lender, other than (i) Common Stock issued upon the conversion of any of the Debentures; and (ii) Common Stock issued upon exercise of any presently outstanding employee stock options or warrants or employee stock options or warrants granted in the ordinary course of business consistent with past practices.

      (b) Aurangzeb Bhatti and Umesh Patel will execute and deliver Lock-Up Agreements at the Loan Closing which shall provide that they will not offer, sell or otherwise dispose of the shares of Common Stock beneficially owned or controlled by them (including subsequently acquired shares or securities exercisable or convertible into shares) for a period of twelve (12) months following the Loan Closing, except for intra-family transfers or estate planning purposes, without the consent of the Lender. Thereafter, each such person shall only sell such shares pursuant to Rule 144, without the consent of the Lender, until the Debentures have been paid in full.

SECTION 5.23      SUBSEQUENTLY FORMED SUBSIDIARIES.

      Borrower  (including  the  Company)  shall cause all  subsequently  formed
Subsidiaries  to  execute  a  Subsidiaries'   Guaranty  and  Security  Agreement
referenced in Section 3.01(c)

                  ARTICLE VI. - NEGATIVE COVENANTS OF BORROWER

      So long as any part of the Debentures has not been redeemed or converted hereunder, and until such redemption or conversion in full, unless the Lender shall otherwise consent in writing, Borrower (including the Company for purposes of this Article) agrees that:

SECTION 6.01      LIMITATION ON INDEBTEDNESS.

      At Loan Closing, Borrower and its Subsidiaries shall not have any outstanding Indebtedness, except Indebtedness arising under this Agreement, the Debentures, the Guaranties, or Permitted Indebtedness or as set forth in
Schedule 6.01. Borrower and its Subsidiaries will not incur or guarantee any Indebtedness senior to or pari passu with the Debentures, without the consent of the Lender, except for Senior Obligations and asset-backed loans for operations or acquisitions.

SECTION 6.02      LIMITATION ON LIENS.

      Borrower shall not, and shall not permit its Subsidiaries to, create, cause, incur, permit or suffer to exist any Lien upon any of its properties or assets, other than Permitted Liens.

SECTION 6.03      LIMITATION ON INVESTMENTS.

      Borrower shall not, and shall not permit its Subsidiaries to, make or have outstanding any Investments in any Person, except for Borrower's or any Subsidiary's acquisition or ownership of stock of or other equity interests in Subsidiaries (including Persons that will be Subsidiaries after giving effect to such Investments), loans and other transactions between Borrower and any Subsidiaries, short term bank deposits, money market investments, investment-grade commercial paper, government securities and such other "cash equivalent" investments as the Lender may, from time to time, approve, and customer obligations and receivables arising out of sales or leases made or the rendering of services in the ordinary course of business.

SECTION 6.04      ALTERATION OF MATERIAL AGREEMENTS.

      Borrower shall not, and shall not permit its Subsidiaries to, consent to or permit any alteration, amendment, modification, release, waiver or termination of any Senior Documentation or material agreement to which it is a party, other than in the ordinary course of business.

SECTION 6.05      TRANSACTIONS WITH AFFILIATES.

      Borrower shall not, and shall not permit its Subsidiaries to, enter into any transaction not in the ordinary course of business with, or pay any management fees to, any Affiliate, except for intercompany transactions, without the consent of the Lender. Notwithstanding the foregoing, Borrower may grant options to employees or directors if otherwise permitted under this Agreement.

SECTION 6.06      LIMITATIONS ON ACQUISITION OF NONRELATED BUSINESS.

      Borrower shall not, and shall not permit its Subsidiaries to, engage in any line of business, or acquire any new product lines or business, or acquire any companies unless such new product line or business acquired is primarily involved in, or substantially similar or related to, Borrower's current lines of business or extensions thereof.

SECTION 6.07      LIMITATION ON SALE OF PROPERTIES.

      Borrower shall not, and shall not permit its Subsidiaries to, (i) sell, assign, convey, exchange, lease or otherwise dispose of any of its properties, rights, assets or business (including the capital stock of its operating Subsidiaries, including DLI), whether now owned or hereafter acquired, without the consent of the Lender, except in the ordinary course of business, or (ii) sell, assign or discount any accounts receivable, except in the ordinary course of business (which shall include receivable financing or securitization), in each case without the consent of the Lender; provided, however, that Borrower may sell its securities to unaffiliated third parties at the current trading price, but not less than the conversion price and to employees under its existing stock option plan.

SECTION 6.08      FISCAL YEAR AND ACCOUNTING METHOD.

      Borrower shall not, and shall not permit its Subsidiaries to, change its fiscal year or method of accounting, except as permitted by GAAP.

SECTION 6.09      LIQUIDATION.

      Borrower shall not, and shall not permit its Subsidiaries to, (i) dissolve or liquidate (except for dissolution or liquidation of inactive Subsidiaries in the ordinary course of business), or (ii) enter into any other transaction that has a similar effect.

SECTION 6.10      MATERIAL AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS.

      Borrower shall not, and shall not permit its Subsidiaries to, amend its Certificate or Articles of Incorporation (or other charter document) or bylaws in any material respect, without the consent of the Lender, other than to change the name of the Company.

SECTION 6.11      EXECUTIVE COMPENSATION.

      (a) Borrower will not increase the salary, bonus, or other compensation programs (whether in cash, securities or other property, and whether payment is deferred or current) of its chief executive officer and chief financial officer, unless such compensation increase is approved by a majority of the Board or a Compensation Committee of the Board, a majority of whom shall be nonemployee Directors. Compensation to other senior executive officers, including division managers, shall be consistent with the policies of the Compensation Committee.

      (b) Borrower shall not implement any bonus, profit sharing or other incentive plans, until such plans are formally adopted by the majority of the Board or a Compensation Committee of the Board, a majority of whom shall be nonemployee Directors. Borrower's executive compensation shall be consistent with the general compensation policies adopted by the Compensation Committee of the Board.

SECTION 6.12      RESTRICTED PAYMENTS.

      Borrower shall not (i) without the consent of the Lender, declare or pay any Dividend or make any other distribution of cash or property on (a) any Common Stock, (b) any Preferred Stock, (ii) purchase, redeem or otherwise acquire any shares of Common Stock or any shares of Preferred Stock, without the consent of the Lender, (iii) make any regularly scheduled payments of Indebtedness (other than Senior Obligations) which are pari passu or subordinated to the Debentures, if at the time of such payment or as a result of such payment, Borrower is in Default with respect to the Loan, or (iv) make any prepayments of Indebtedness (other than Senior Obligations) which are pari passu or subordinated to the Debentures, unless the Debentures is prepaid on a pro rata basis, without the consent of the Lender. Borrower shall not permit its Subsidiaries to enter into any agreements restricting the payment of dividends from the Subsidiaries to Borrower, without the consent of the Lender.

SECTION 6.13      CONSOLIDATION OR MERGER.

      Borrower shall not consolidate with or merge into any other corporation, unless the surviving corporation, after such merger or consolidation, will not be in Default and the surviving corporation becomes a party to this Agreement. Subsidiaries shall only consolidate with or merge into Borrower or another Subsidiary; provided, however, that a Subsidiary may merge or consolidate with any other entity as long as such Subsidiary is the surviving corporation of such merger or consolidation, and Borrower is not in Default.

         ARTICLE VII. - COVENANTS OF MAINTENANCE OF FINANCIAL STANDARDS

SECTION 7.01      FINANCIAL RATIOS.

      So long as any of the Debentures has not been redeemed or converted hereunder, and until such redemption or conversion has been made in full, or unless the Lender shall otherwise consent in writing, Borrower, on a consolidated basis, shall be in compliance with the agreed minimum financial ratios and standards provided in Schedule 7.01, as of the end of each fiscal quarter of Borrower and as set forth in its most recent quarterly compliance certificates delivered pursuant to Section 5.01.

                       ARTICLE VIII. - EVENTS OF DEFAULT

SECTION 8.01      EVENTS OF DEFAULT.

      An "Event of Default" shall exist if any one or more of the following events (herein collectively called "Events of Default") shall occur and be continuing:

      (a) Borrower shall fail to pay when due (or shall state in writing an intention not to pay or its inability to pay) any installment of interest on or principal of, any Debentures or any fee, expense or other payment required hereunder and such failure is not cured within three business days;

      (b) Any representation or warranty made under this Agreement, or any of the other Loan Documents, or in any certificate or statement furnished or made to Agent or Lender pursuant hereto or in connection herewith or with the Loans hereunder, shall prove to be untrue or inaccurate in any material respect as of the date on which such representation or warranty was made;

      (c) Default shall occur in the performance of any of the non-monetary covenants or agreements of Borrower or of its Subsidiaries contained herein, or in any of the other Loan Documents or in any Subsidiary Document and the Company shall remain in default for a period of ten (10) days;

      (d) An event of default, default, or an event which, with the passage of time, would result in a default under any Senior Documents or in the payment of any Senior Obligations;

      (e) Default shall occur in the payment of any other Indebtedness having an aggregate principal amount in excess of Ten Thousand Dollars ($10,000) or nonmonetary default shall occur in respect of any note, loan agreement or credit agreement relating to any Indebtedness having an aggregate principal amount in excess of Ten Thousand Dollars ($10,000), and such default continues for more than the period of grace, if any, specified therein (or, no longer than 90 days in the case of vendor payables) or any Indebtedness having an aggregate principal amount in excess of Ten Thousand Dollars ($10,000), shall become due before its stated maturity by acceleration of the maturity, or any indebtedness having an aggregate principal amount in excess of Ten Thousand Dollars
($10,000), shall become due by its terms and shall not be promptly paid or extended, unless the payment of such Indebtedness is contested in good faith and is fully reserved against by the Borrower;

      (f) Any of the Loan Documents shall cease to be legal, valid and binding agreements enforceable against Borrower in accordance with the respective terms, or shall, in any way, be terminated or become or be declared by any court or by Borrower or any Subsidiary in any legal proceeding to be ineffective or inoperative, or shall in any way whatsoever cease to give or provide the respective rights, titles, interests, remedies, powers or privileges stated therein to be created thereby;

      (g) Borrower or its Subsidiaries shall (i) apply for or consent to the appointment of a receiver, trustee, custodian, intervenor or liquidator of itself, or of all or substantially all of such Person's assets, (ii) file a voluntary petition in bankruptcy, admit in writing that such Person is unable to pay such Person's debts as they become due or generally not pay such Person's debts as they become due, (iii) make a general assignment for the benefit of creditors, (iv) file a petition or answer seeking reorganization or an arrangement with creditors or to take advantage of any bankruptcy or insolvency laws, (v) file an answer admitting the material allegations of, or consent to, or default in answering, a petition filed against such Person in any bankruptcy, reorganization or insolvency proceeding, or (vi) take corporate action for the purpose of effecting any of the foregoing;

      (h) An involuntary petition or complaint shall be filed against Borrower or any of its Subsidiaries seeking bankruptcy or reorganization of such Person or the appointment of a receiver, custodian, trustee, intervenor or liquidator of such Person, or all or substantially all of such Person's assets, and such petition or complaint shall not have been dismissed within sixty (60) days of the filing thereof or an order, order for relief, judgment or decree shall be entered by any court of competent jurisdiction or other competent authority approving a petition or complaint seeking reorganization of Borrower or its subsidiary or appointing a receiver, custodian, trustee, intervenor or liquidator of such Person, or of all or substantially all of such Person's assets;

      (i) Any final judgment(s) for the payment of money in excess of the sum of Fifteen Thousand Dollars ($15,000) in the aggregate shall be rendered against Borrower or any Subsidiary and such judgment or judgments shall not be satisfied or discharged prior to the date on which any of its assets could be lawfully sold to satisfy such judgment; or

      (j) The Company shall fail to issue and deliver shares of Common Stock as provided herein upon conversion of the Debentures; or

      (k) The  Company  shall have failed to redeem the  Debentures  pursuant to
Section 5(b) thereof after having given notice to Holders.

SECTION 8.02      REMEDIES UPON EVENT OF DEFAULT.

      (a) If an Event of Default shall have occurred and be continuing, then the Lender may exercise any one or more of the following rights and remedies, and any other remedies provided in any of the Loan Documents, as the Lender in its sole discretion may deem necessary or appropriate:

            (i) declare the unpaid Principal Amount (after application of any payments or installments received by the Lender) of, and all interest then accrued but unpaid on, the Debentures and any other liabilities hereunder to be forthwith due and payable, whereupon the same shall forthwith become due and payable without presentment, demand, protest, notice of default, notice of acceleration or of intention to accelerate or other notice of any kind, all of which Borrower hereby expressly waives, anything contained herein or in the Debentures to the contrary notwithstanding;

            (ii) reduce any claim to judgment; and

            (iii) without notice of default or demand, pursue and enforce any of the Lender's rights and remedies under the Loan Documents, or otherwise provided under or pursuant to any applicable law or agreement, all of which rights may be specifically enforced.

      (b) In the event of a violation by Borrower of the negative covenants set forth in Article VI, the Lender may, in its sole discretion, (i) waive compliance with the covenants, provided Borrower is in compliance with Section
7.01 hereof; or (ii) require Borrower to redeem the Debentures at the higher of market value or the unpaid principal amount of the Debentures, together with an amount equal to an 18% annual yield on the principal amount through the Redemption Date, whichever is greater.

SECTION 8.03      PERFORMANCE BY THE LENDER.

      Should Borrower or any Subsidiary fail to perform any covenant, duty or agreement contained herein or in any of the other Loan Documents or in any Subsidiary Document, Lender or Agent may perform or attempt to perform such covenant, duty or agreement on behalf of Borrower. In such event, Borrower shall, at the request of Lender or Agent, promptly pay any amount reasonably expended by Lender or Agent in such performance or attempted performance to Lender or Agent at its principal office, together with interest thereon, at the interest rate specified in the Debentures, from the date of such expenditure until paid. Notwithstanding the foregoing, it is expressly understood that Lender or Agent assumes no liability or responsibility for the performance of any duties of Borrower or any Subsidiary hereunder or under any of the other Loan Documents or under any Subsidiary Document.

SECTION 8.04      PAYMENT OF EXPENSES INCURRED BY THE LENDER.

      Upon the occurrence of a Default or an Event of Default, which occurrence is not cured within the notice provisions, if any, provided herein, Borrower and the Company agree to pay and shall pay all costs and expenses (including reasonable attorneys' fees and expenses) incurred by Lender or Agent in connection with the preservation and enforcement of the Lender's rights under this Agreement, the Debentures or any other Loan Document.

                       ARTICLE IX. - REGISTRATION RIGHTS

SECTION 9.01       "PIGGY-BACK" REGISTRATION.

      If the Company proposes to register any of its capital stock under the 1933 Act in connection with the public offering of such securities for its own account or for the account of its security holders, other than Holders of Registrable Securities pursuant hereto (a "Piggy-Back Registration Statement"), except for (i) a registration relating solely to the sale of securities to participants in the Company's stock or stock option plans or employee benefit plans or (ii) a registration relating solely to a transaction for which Form S-4 may be used, then:

      (a) The Company shall give written notice of such determination to each Holder of Registrable Securities, and each such Holder shall have the right to request, by written notice given to the Company within 15 days of the date that such written notice was mailed by the Company to such Holder, that a specific number of Registrable Securities held by such Holder be included in the Piggy-Back Registration Statement (and related underwritten offering, if any) and the states in which such Registrable Securities are to be sold;

      (b) If the Piggy-Back Registration Statement relates to an underwritten offering, the notice given to each Holder shall specify the name or names of the managing underwriter or underwriters for such offering. In addition, such notice shall also specify the number of securities to be registered for the account of the Company and for the account of its shareholders (other than the Holders of Registrable Securities), if any;

      (c) If the Piggy-Back Registration Statement relates to an underwritten offering, each Holder of Registrable Securities to be included therein must agree (i) to sell such Holder's Registrable Securities on the same basis as provided in the underwriting arrangement approved by the Company, and (ii) to timely complete and execute all questionnaires, powers of attorney, indemnities, hold-back agreements, lock-up agreements, underwriting agreements and other documents required under the terms of such underwriting arrangements or by the SEC or by any state securities regulatory body;

      (d) If the managing underwriter or underwriters for the underwritten offering under the Piggy-Back Registration Statement determines that inclusion of all or any portion of the Registrable Securities in such offering would materially adversely affect the ability of the underwriters for such offering to sell all of the securities requested to be included for sale in such offering at the best price obtainable therefor, the aggregate number of Registrable Securities that may be sold by the Holders shall be limited to such number of Registrable Securities, if any, that the managing underwriter or underwriters determine may be included therein without such adverse effect as provided below. If the number of securities proposed to be sold in such underwritten offering exceeds the number of securities that may be sold in such offering, there shall be included in the offering, first, up to the maximum number of securities to be sold by the Company for its own account and for the account of other stockholders (other than Holders of Registrable Securities), as they may agree among themselves, and second, as to the balance, if any, Registrable Securities requested to be included therein by the Holders thereof (pro rata as between such Holders based upon the number of Registrable Securities initially proposed to be registered by each), or in such other proportions as the managing underwriter or underwriters for the offering may require; provided, however, that in the event that the number of securities proposed to be sold in such underwritten offering exceeds the number of securities that may be sold in such offering pursuant to the terms and conditions set forth above and the Piggy-Back Registration Statement is a result of public offering by the Company of its securities for its own account, there shall be included in the offering, first, up to the maximum number of securities to be sold by the Company for its own account and second, as to the balance, if any, securities to be sold for the account of the Company's stockholders (both the Holders of Registrable Securities requested and such other stockholders of the Company requested to be included therein) on a pro rata basis;

      (e) Holders of Registrable Securities shall have the right to withdraw their Registrable Securities from the Piggy-Back Registration Statement, but if the same relates to an underwritten offering, they may only do so during the time period and on the terms agreed upon among the underwriters for such underwritten offering and the Holders of Registrable Securities;

      (f) The exercise of the registration rights of the Holders with respect to any specific underwritten offering shall be subject to a 90-day delay at the request of the managing underwriter;

      All piggyback registration rights of the Holders shall terminate when all of the Registrable Securities Then Outstanding may be sold pursuant to Rule 144(k).

      The Holders shall pay all underwriting fees and discounts on their Registrable Securities, as well as the fees and expenses of their counsel.

SECTION 9.02      SHELF REGISTRATION.

      The Company shall, at its expense, file a registration statement on Form S-3 under the 1933 Act (the "Shelf Registration") covering all of the Registrable Securities within one hundred eighty (180) days of the date of the Debentures or sixty (60) days after the date the the Company first becomes eligible to file the Shelf Registration, and the Company shall use its best efforts to cause the Shelf Registration to be declared effective and to keep the Shelf Registration continuously effective until all of the Registrable Securities registered therein cease to be Registrable Securities. The securities shall cease to be Registrable Securities (a) when the Shelf Registration shall have become effective under the 1933 Act and such securities shall have been disposed of pursuant to a registration statement, or (b) such securities shall have been sold as permitted by Rule 144 under the 1933 Act or the date on which the Registrable Securities may be sold pursuant to Rule 144(k), whichever is the first to occur. The Company agrees, if necessary, to supplement or amend the Shelf Registration, as required by the registration form utilized by the Company or by the instructions applicable to such registration form or by the 1933 Act, and the Company agrees to furnish to the holders of the Registrable Securities copies of any prospectus, supplement or amendment prior to its being used.

SECTION 9.03      OBLIGATIONS OF THE COMPANY.

      Whenever required to effect the registration of any Registrable Securities pursuant to this Agreement, the Company shall, as expeditiously as reasonably possible:

      (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use all reasonable efforts to cause such registration statement to become effective, subject to the receipt of all required information from the Holders, and keep such registration statement effective until the sooner of all such Registrable Securities having been distributed, or until 120 days have elapsed since such registration statement became effective (subject to an extension of this period as provided below);

      (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the 1933 Act with respect to the disposition of all securities covered by such registration statement, or 120 days have elapsed since such registration statement became effective (subject to the extension of this period as provided below);

      (c) Furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the 1933 Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

      (d) Use all reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required, in connection therewith or as a condition thereto, to qualify as a broker-dealer in any states or jurisdictions or to do business or to file a general consent to service of process in any such states or jurisdictions;

      (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement with the managing underwriter of such offering, in usual and customary form reasonably satisfactory to the Company and the Holders of a majority of the Registrable Securities to be included in such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement;

      (f) Notify each Holder of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto and covered by such registration statement is required to be delivered under the 1933 Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; and

      (g) In the event of the notification provided for in Section 9.03(f) above, the Company shall use its best efforts to prepare and file with the SEC (and to provide copies thereof to the Holders) as soon as reasonably possible an amended prospectus complying with the 1933 Act, and the period during which the prospectus referred to in the notice provided for in Section 9.03(f) above cannot be used and the time period prior to the use of the amended prospectus referred to in this Section 9.03(g) shall not be counted in the 120 day period of this Section 9.03.

SECTION 9.04      FURNISH INFORMATION.

      (a) It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Article IX that the selling Holders shall furnish to the Company any and all information reasonably requested by the Company, its officers, directors, employees, counsel, agents or representatives, the underwriter or underwriters, if any, and the SEC or any other Governmental Authority, including, but not limited to: (i) such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities, as shall be required to effect the registration of their Registrable Securities; and (ii) the identity of and compensation to be paid to any proposed underwriter or broker-dealer to be employed in connection therewith.

      (b) In connection with the preparation and filing of each registration statement registering Registrable Securities under the 1933 Act, the Company shall give the Holders of Registrable Securities on whose behalf such Registrable Securities are to be registered and their underwriters, if any, and their respective counsel and accountants, at such Holders' sole cost and expense (except as otherwise set forth herein), such access to copies of the Company's records and documents and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be reasonably necessary in the opinion of such Holders and such underwriters or their respective counsel, to conduct a reasonable investigation within the meaning of the 1933 Act.

SECTION 9.05      EXPENSES OF REGISTRATION.

      All expenses, other than underwriting discounts and commissions applicable to the Registrable Securities sold by selling Holders, incurred in connection with the registration of the Registrable Securities pursuant to this Article, including, without limitation, all registration, filing and qualification fees, printer's expenses, and accounting and legal fees and expenses of the Company, shall be borne by the Company; provided, however, selling Holders shall be responsible for all costs of their due diligence and legal counsel and other advisors in connection with a registration of Registrable Securities.

SECTION 9.06      INDEMNIFICATION REGARDING REGISTRATION RIGHTS.

      If any Registrable Securities are included in a registration statement under this Article:

      (a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the officers and directors of each Holder, any underwriter (as defined in the 1933 Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the 1933 Act or the 1934 Act, against any losses, claims, damages, liabilities (joint or several) or any legal or other costs and expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action to which they may become subject under the 1933 Act, the 1934 Act or state law, insofar as such losses, claims, damages, costs, expenses or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (each a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact with respect to the Company or its securities contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements therein; (ii) the omission or alleged omission to state therein a material fact with respect to the Company or its securities required to be stated therein or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the 1933 Act, the 1934 Act or any state securities law. Notwithstanding the foregoing, the indemnity agreement contained in this Section 9.06(a) shall not apply and the Company shall not be liable (i) in any such case for any such loss, claim, damage, costs, expenses, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon, and in conformity with, written information furnished expressly for use in connection with such registration by any such Holder or its authorized agent, underwriter or controlling person, or (ii) for amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld.

      (b) To the extent permitted by law, each Holder who participates in a registration pursuant to the terms and conditions of this Agreement shall indemnify and hold harmless the Company, each of its directors and officers who have signed the registration statement, each Person, if any, who controls the Company within the meaning of the 1933 Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the 1933 Act, the 1934 Act or any state securities law, each of the Company's employees, agents, counsel and representatives, any underwriter and any other Holder selling securities in such registration statement, or any of its directors or officers, or any person who controls such Holder, against any losses, claims, damages, costs, expenses or liabilities (joint or several) to which the Company or any such director, officer, controlling person, employee, agent, representative, underwriter or other such Holder, or director, officer or controlling person thereof, may become subject, under the 1933 Act, the 1934 Act or other federal or state law, only insofar as such losses, claims, damages, costs, expenses or liabilities or actions in respect thereto arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such Registration. Each such Holder will indemnify any legal or other expenses reasonably incurred by the Company or any such director, officer, employee, agent, representative, controlling person, underwriter or other Holder, or officer, director or any controlling person thereof, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 9.06(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, costs, expenses, liability or action if such settlement is effected without the prior written consent of the Holder, which consent shall not be unreasonably withheld.

      (c) Promptly after receipt by an indemnified party under this Section 9.06 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 9.06, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the reasonable fees and expenses of such counsel to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve the indemnifying party of its obligations under this Section 9.06, except to the extent that the failure results in a failure of actual notice to the indemnifying party and such indemnifying party is materially prejudiced in its ability to defend such action solely as a result of the failure to give such notice.

      (d) If the indemnification provided for in this Section 9.06 is unavailable to an indemnified party under this Section in respect of any losses, claims, damages, costs, expenses, liabilities or actions referred to herein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, costs, expenses, liabilities or actions in such proportion as is appropriate to reflect the relative fault of the Company, on the one hand and of the Holder, on the other, in connection with the Violation that resulted in such losses, claims, damages, costs, expenses, liabilities or actions. The relative fault of the Company, on the one hand, and of the Holder, on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of the material fact or the omission to state a material fact relates to information supplied by the Company or by the Holder, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

      (e) The Company, on the one hand, and the Holders, on the other, agree that it would not be just and equitable if contribution pursuant to this Section
9.06 were determined by a pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of losses, claims, damages, costs, expenses, liabilities and actions referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any reasonable legal or other expenses incurred by such indemnified party in connection with defending any such action or claim. Notwithstanding the provisions of this
Section 9.06, neither the Company nor the Holders shall be required to contribute any amount in excess of the amount by which the total price at which the securities were offered to the public exceeds the amount of any damages which the Company or each such Holder has otherwise been required to pay by reason of such Violation. No person guilty of fraudulent misrepresentations (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.

SECTION 9.07      REPORTS UNDER THE 1934 ACT.

      So long as the Company has a class of  securities  registered  pursuant to
Section 12 of the 1934 Act, with a view to making available to the Holders the benefits of Rule 144 promulgated under the 1933 Act ("Rule 144") and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, if applicable, the Company agrees to use its reasonable efforts to:

      (a) Make and keep public information available, as those terms are understood and defined in Rule 144, at all times;

      (b) File with the SEC, in a timely manner, all reports and other documents required of the Company under the 1933 Act and the 1934 Act;

      (c) Use its best efforts to include all Common Stock covered by such registration statement on NASDAQ if the Common Stock is then quoted on NASDAQ; or list all Common Stock covered by such registration statement on such securities exchange or bulletin board on which any of the Common Stock is then listed; or, if the Common Stock is not then quoted on NASDAQ or listed on any national securities exchange or bulletin board, use its best efforts to have such Common Stock covered by such registration statement quoted on NASDAQ or, at the option of the Company, listed on a national securities exchange or bulletin board if eligible for listing; and

      (d) Furnish to any Holder, so long as the Holder owns any Registrable Securities, (i) forthwith upon request, a copy of the most recent annual or quarterly report of the Company and such other SEC reports and documents so filed by the Company, and (ii) such other information (but not any opinion of counsel) as may be reasonably requested by any Holder seeking to avail himself of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

SECTION 9.08      ASSIGNMENT OF REGISTRATION RIGHTS.

      Subject to the terms and conditions of this Agreement, and the Debentures, the right to cause the Company to register Registrable Securities pursuant to this Agreement may be assigned by Holder to any transferee or assignee of such securities; provided that (i) such transferee or assignee is a transferee or assignee of at least ten percent (10%) of the Registrable Securities, (ii) such transferee or assignee is not a Person who is a direct, material competitor of the Company, (iii) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and, (iv) such assignment shall be effective only if, immediately following such transfer, the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act; it being the intention that, so long as Holder holds any Registrable Securities hereunder, either Holder or its transferee or assignee of at least ten percent may exercise the piggy-back registration rights hereunder. Other than as set forth above, the parties hereto hereby agree that the registration rights hereunder shall not be transferable or assigned and any contemplated transfer or assignment in contravention of this Agreement shall be deemed null and void and of no effect whatsoever.

SECTION 9.09      OTHER MATTERS.

      (a) Each Holder of Registrable Securities hereby agrees by acquisition of such Registrable Securities that, with respect to each offering of the Registrable Securities, whether each Holder is offering such Registrable Securities in an underwritten or nonunderwritten offering, such Holder will comply with Regulation M or such other or additional anti-manipulation rules then in effect until such offering has been completed, and in respect of any nonunderwritten offering, in writing will inform the Company, any other Holders who are selling shareholders, and any national securities exchange upon which the securities of the Company are listed, that the Registrable Securities have been sold and will, upon the Company's request, furnish the distribution list of the Registrable Securities. In addition, upon the request of the Company, each Holder will supply the Company with such documents and information as the Company may reasonably request with respect to the subject matter set forth and described in this Section 9.09.

      (b) Each Holder of Registrable Securities hereby agrees by acquisition of such Registrable Securities that, upon receipt of any notice from the Company of the happening of any event which makes any statement made in the registration statement, the prospectus or any document incorporated therein by reference, untrue in any material respect or which requires the making of any changes in the registration statement, the prospectus or any document incorporated therein by reference, in order to make the statements therein not misleading in any material respect, such Holder will forthwith discontinue disposition of
Registrable   Securities   under  the  prospectus   related  to  the  applicable
registration statement until such Holder's receipt of the copies of the supplemented or amended prospectus, or until it is advised in writing by the Company that the use of the prospectus may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in the prospectus.

                        ARTICLE X. - BOARD OF DIRECTORS

SECTION 10.01     BOARD REPRESENTATION OR ATTENDANCE BY OBSERVER.

      (a) The Company herewith agrees that Agent shall have the right, from time to time, to designate a nominee to serve as a member of the Board of Directors of the Company. In the event of a monetary Default under Section 8.01 hereof, the Agent shall have the right to designate one (1) additional nominee to serve as a member of the Board of Directors of the Company. During such time as Agent has not exercised such rights, the Agent shall have the right to designate an observer, who shall be entitled to attend and participate (but not vote) in all meetings of the Board of Directors and to receive all notices, reports, information, correspondence and communications sent by the Company to members of the Board of Directors. All costs and expenses incurred by any such designated Director or observer, or by Agent on behalf of such Director or observer, shall be promptly reimbursed by the Company.

      (b) Any such Director or observer shall, if requested to do so, absent himself or herself from the meeting in the event of, and so long as, the Directors are considering and acting on matters pertaining to any rights or obligations of the Company or the Lender under this Agreement, the Debentures, the other Loan Documents.

SECTION 10.02     LIMITATION OF AUTHORITY OF PERSONS DESIGNATED AS A
                  DIRECTOR NOMINEE.

      It is provided and agreed that the actions and advice of any person while serving pursuant to Section 10.01 as a Director or an observer at meetings of the Board of Directors shall be construed to be the actions and advice of that person alone and not be construed as actions of the Lender as to any notice of requirements or rights of Lender under this Agreement, the Debentures, the other Loan Documents nor as actions of the Lender to approve modifications, consents, amendments or waivers thereof; and all such actions or notices shall be deemed actions or notices of the Lender only when duly provided in writing and given in accordance with the provisions of this Agreement.

SECTION 10.03     NONLIABILITY OF THE LENDER.

      The relationship between Borrower and the Lender is, and shall at all times remain, solely that of borrower and lender. The Lender neither undertakes nor assumes any responsibility or duty to Borrower to review, inspect, supervise, pass judgment upon or inform Borrower of any matter in connection with any phase of Borrower's business, operations or condition, financial or otherwise. Borrower shall rely entirely upon its own judgment with respect to such matters, and any review, inspection, supervision, exercise of judgment or information supplied to Borrower by the Lender, or any representative or agent of the Lender, in connection with any such matter is for the protection of the Lender, and neither Borrower nor any third party is entitled to rely thereon.

                        ARTICLE XI. - AGENCY PROVISIONS

SECTION 11.01     THE LENDER'S REPRESENTATIONS AND WARRANTIES TO AGENT.

      Lender represents and warrants to the Agent:

      (a) It is legal for it to make the Loan, and the making of such Loan complies with laws applicable to it;

      (b) It has made, its own independent review (including any desired investigations and inspections) of, and it accepts and approves, the Loan, this Agreement and the associated documents and all other matters and information which it deems pertinent. It acknowledges that the Loan Documents are a complete statement of all understandings and respective rights and obligations between and among the Lender, Subsidiaries and Borrower regarding the Loan;

      (c) Lender has not made any express or implied representation or warranty to any other lender with respect to this transaction;

      (d) It will, independently and without reliance upon any other lender, and based upon such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement, and will make such investigation as it deems necessary to inform itself as to the Loan, the Loan Documents, Borrower and any collateral; provided, however, nothing contained in this Section shall limit Agent's obligation to provide the Lender with the information and documents Agent is expressly required to deliver under this Agreement;

      (f) The Loan Documents executed by the Lender are valid and binding obligations of the Lender.

SECTION 11.02     WAIVER OF LOAN PROVISIONS OR INTEREST OR PRINCIPAL PAYMENTS.

      A waiver of an interest or principal payment, a declaration of a Default or any amendment, modification or waiver of this Agreement or the Debentures will require the consent of the Lender.

SECTION 11.03     AGENCY.

      (a) Lender hereby designates and appoints RENN Group as its Agent under this Agreement and authorizes the Agent to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers as are set forth herein or therein, together with such other powers as are reasonably incidental thereto. In performing its functions and duties under this Agreement, the Agent shall act solely as agent of the Lender and does not assume, and shall not be deemed to have assumed, any obligation toward or relationship of agency or trust with or for Borrower. The Agent may perform any of its duties under this Agreement, or under the other Loan Documents, by or through its agents or employees.

      (b) The Agent shall have no duties or responsibilities except those expressly set forth in this Agreement or in the other Loan Documents. Except as expressly provided herein, the duties of the Agent shall be mechanical and administrative in nature. The Agent shall have, and may use, its sole discretion with respect to exercising or refraining from taking any actions which the Agent is expressly entitled to take or assert under this Agreement or the other Loan Documents. The Agent shall not have, by reason of this Agreement, a fiduciary relationship with respect to the Lender. Nothing in this Agreement, or in any of the other Loan Documents, express or implied, is intended to or shall be construed to impose upon the Agent any obligations in respect of this Agreement or in any of the other Loan Documents except as expressly set forth herein or therein. If the Agent seeks the consent or approval of the Lender to the taking or refraining from taking any action hereunder, the Agent shall send notice thereof to the Lender. The Agent may employ agents, co-agents and attorneys-in-fact and shall not be responsible to the Lender or Borrower, except as to money or securities received by it or its authorized agents, for the negligence or misconduct of any such agents or attorneys-in-fact selected by it with reasonable care.

      (c) Neither the Agent nor any of its officers, directors, employees or agents shall be liable to the Lender for any action taken or omitted by it or any of them under this Agreement or in any of the other Loan Documents, or in connection herewith or therewith, except that no Person shall be relieved of any liability imposed by law, intentional tort or gross negligence. The Agent shall not be responsible to the Lender for any recitals, statements, representations or warranties contained in this Agreement or for the execution, effectiveness, genuineness, validity, enforceability, collectability or sufficiency of this Agreement or in any of the other Loan Documents, or any of the transactions contemplated thereby, or for the financial condition of Borrower or the Subsidiaries. The Agent shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or in any of the other Loan Documents or the financial condition of Borrower, or the existence or possible existence of any Default or Event of Default. Agent shall give the Lender notice of any Default or Event of Default of which Agent has actual notice. The Agent may, at any time, request instructions from the Lender with respect to any actions or approvals which, by the terms of this Agreement, of any of the other Loan Documents, the Agent is permitted or required to take or to grant, and if such instructions are promptly requested, the Agent shall be absolutely entitled to refrain from taking any action or to withhold any approval and shall not be under any liability whatsoever to any Person for refraining from any action or withholding any approval under any of the Loan Documents until it shall have received such instructions from the Lender. Without limiting the foregoing, the Lender shall not have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting under this Agreement or any of the other Loan Documents in accordance with the instructions of the Lender.

      (d) The Agent shall be entitled to rely upon any written notices, statements, certificates, orders or other documents or any telephone message believed by it, in good faith, to be genuine and correct and to have been signed, sent or made by the proper Person, and with respect to all matters pertaining to this Agreement or any of the other Loan Documents and its duties hereunder or thereunder, upon advice of counsel selected by it.

      (e) To the extent that the Agent is not reimbursed and indemnified by Borrower, the Lender will reimburse and indemnify the Agent for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, advances or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Agent in any way relating to or arising out of this Agreement or any of the other Loan Documents, or any action taken or omitted by the Agent under this Agreement or any of the other Loan Documents. The obligations of the Lender under this indemnification provision shall survive the payment in full of the Loans and the termination of this Agreement.

                          ARTICLE XII. - MISCELLANEOUS

SECTION 12.01     STRICT COMPLIANCE.

      Any waiver by the Lender of any breach or any term or condition of this Agreement or the other Loan Documents shall not be deemed a waiver of any other breach, nor shall any failure to enforce any provision of this Agreement or the other Loan Documents operate as a waiver of such provision or of any other provision, nor constitute nor be deemed a waiver or release of Borrower for anything arising out of, connected with or based upon this Agreement or the other Loan Documents.

SECTION 12.02     WAIVERS AND MODIFICATIONS.

      All modifications, consents, amendments or waivers (herein "Waivers") of any provision of this Agreement, the Debentures, any other Loan Documents, and any consent to departure therefrom, shall be effective only if the same shall be in writing by the Lender and then shall be effective only in the specific instance and for the purpose for which given. No notice or demand given, in any case, shall constitute a waiver of the right to take other action in the same, similar or other instances without such notice or demand. No failure to exercise, and no delay in exercising, on the part of Agent or Lender, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right. The rights of Lender hereunder, under the other Loan Documents shall be in addition to all other rights provided by law.

SECTION 12.03     LIMITATION ON LIABILITY.

      The duties, warranties, covenants and promises arising from the Loan Documents of Lender or Agent to Borrower shall be several and not joint, and Borrower shall have no legal or equitable cause of action against Lender or Agent (or their successors or assigns) for any liability of the other (or its successors or assigns).

SECTION 12.04     CHOICE OF FORUM; CONSENT TO SERVICE OF PROCESS AND
                  JURISDICTION.

      Any suit, action or proceeding against Borrower with respect to this Agreement or the Debentures or any judgment entered by any court in respect thereof, may be brought in the courts of the State of Texas, County of Dallas, or in the United States federal courts located in Dallas, Texas, as Lender or Agent, in its sole discretion, may elect, and Borrower hereby submits to the nonexclusive jurisdiction of such courts for the purpose of any such suit, action or proceeding. Borrower hereby agrees that service of all writs, process and summonses in any such suit, action or proceeding brought in the State of Texas may be brought upon, and Borrower hereby irrevocably appoints, CT Corporation System, Dallas, Texas, as its true and lawful attorney-in-fact in the name, place and stead of Borrower to accept such service of any and all such writs, process and summonses. Borrower hereby irrevocably waives any objections which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any Debentures brought in such courts, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum.

SECTION 12.05     INVALID PROVISIONS.

      If any provision of any Loan Document is held to be illegal, invalid or unenforceable under present or future laws during the term of this Agreement, such provision shall be fully severable; such Loan Document shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of such Loan Document; and the remaining provisions of such Loan Document shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from such Loan Document. Furthermore, in lieu of each such illegal, invalid or unenforceable provision shall be added as part of such Loan Document a provision mutually agreeable to Borrower and Lender as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable. In the event Borrower and Lender are unable to agree upon a provision to be added to the Loan Document within a period of ten (10) business days after a provision of the Loan Document is held to be illegal, invalid or unenforceable, then a provision acceptable to independent arbitrators, such to be selected in accordance with the provisions of the American Arbitration Association, as similar in terms to the illegal, invalid or unenforceable provision as is possible and be legal, valid and enforceable shall be added automatically to such Loan Document. In either case, the effective date of the added provision shall be the date upon which the prior provision was held to be illegal, invalid or unenforceable.

SECTION 12.06     MAXIMUM INTEREST RATE.

      (a) Regardless of any provision contained in any of the Loan Documents, Lender shall never be entitled to receive, collect or apply as interest on the Debentures any amount in excess of interest calculated at the Maximum Rate, and, in the event that Lender ever receives, collects or applies as interest any such excess, the amount which would be excessive interest shall be deemed to be a partial prepayment of principal and treated hereunder as such; and, if the principal amount of the Obligation is paid in full, any remaining excess shall forthwith be paid to Borrower. In determining whether or not the interest paid or payable under any specific contingency exceeds interest calculated at the Maximum Rate, Borrower and Lender shall, to the maximum extent permitted under applicable law, (i) characterize any nonprincipal payment as an expense, fee or premium rather than as interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, pro rate, allocate and spread, in equal parts, the total amount of interest throughout the entire contemplated term of the Debentures; provided that, if the Debentures is paid and performed in full prior to the end of the full contemplated term thereof, and if the interest received for the actual period of existence thereof exceeds interest calculated at the Maximum Rate, Lender shall refund to Borrower the amount of such excess or credit the amount of such excess against the principal amount of the Debentures and, in such event, Lender shall not be subject to any penalties provided by any laws for contracting for, charging, taking, reserving or receiving interest in excess of interest calculated at the Maximum Rate.

      (b) "Maximum Rate" shall mean, on any day, the highest nonusurious rate of interest permitted by applicable law on such day that, at any time or from time to time, may be contracted for, taken, reserved, charged or received on the Indebtedness evidenced by the Debentures under the laws which are presently in effect of the United States of America and the laws of any other jurisdiction which are or may be applicable to the holder of the Debentures and such Indebtedness or, to the extent permitted by law, under such applicable laws of the United States of America and the laws of any other jurisdiction which are or may be applicable to the holder of the Debentures and which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws now allow.

SECTION 12.07     PARTICIPATIONS AND ASSIGNMENTS OF THE DEBENTURES.

      (a) Lender and the Agent shall have the right to enter into a participation agreement with any other party or its Affiliates with respect to the Debentures, or to sell all or any part of the Debentures, but any participation or sale shall not affect the rights and duties of Lender or the Agent hereunder vis-a-vis Borrower. In the event that all or any portion of the Loan shall be at any time, assigned, transferred or conveyed to other parties, any action, consent or waiver (except for compromise or extension of maturity), to be given or taken by Lender or the Agent hereunder (herein "Action"), shall be such action as taken by the holder of a majority in amount of the Principal Amount of the Debentures then outstanding, as such holder are recorded on the books of Borrower and represented by the Agent as described in subsection (b) below.

      (b) Assignment or sale of the Debentures shall be effective on the books of Borrower only upon (i) endorsement of the Debentures, or part thereof, to the proposed new holder, along with a current notation of the amount of payments or installments received and net Principal Amount yet unfunded or unpaid, and presentment of such Debentures to Borrower for issue of a replacement
Debentures, in the name of the new holder; and (ii) delivery of an opinion of counsel, reasonably satisfactory to Borrower, that transfer shall not require registration or qualification under applicable state or federal securities laws.

      (c) The Debentures may be sold, transferred or assigned only to Affiliates of Lender or permitted transferees in multiples of One Hundred Thousand Dollars ($100,000).

SECTION 12.08     CONFIDENTIALITY.

      (a) All financial reports or information that are furnished to Lender or Holders, or their respective director designees or other representatives, pursuant to this Agreement or pursuant to the Debentures or the other Loan Documents shall be treated as confidential unless and to the extent that such information has been otherwise disclosed by Borrower, but nothing herein contained shall limit or impair the Lender's or Holders' right to disclose such reports to any appropriate Governmental Authority, or to use such information to the extent pertinent to an evaluation of the Obligation, or to enforce compliance with the terms and conditions of this Agreement, or to take any lawful action which the Lender or Holders deem necessary to protect their respective interests under this Agreement.

      (b) Lender and the Agent shall use their reasonable efforts to protect and preserve the confidentiality of such information, except for such disclosure as shall be required for compliance by Lender or its respective director designees with SEC reporting requirements or any administrative or judicial proceeding or otherwise as a matter of law. The provisions of Section 5.01 notwithstanding, Borrower may refuse to provide information as required pursuant thereto to an assignee or successor in interest to Lender, unless and until such assignee or successor shall have executed an agreement to maintain the confidentiality of the information as provided herein.

SECTION 12.09     BINDING EFFECT.

      The Loan Documents shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors, assigns and legal representatives; provided, however, that Borrower may not, without the prior written consent of Lender, assign any rights, powers, duties or obligations thereunder.

SECTION 12.10     NO THIRD PARTY BENEFICIARY.

      The parties do not intend the benefits of this Agreement to inure to any third party, nor shall this Agreement be construed to make or render Lender liable to any materialman, supplier, contractor, subcontractor, purchaser or lessee of any property owned by Borrower, or for debts or claims accruing to any such persons against Borrower. Notwithstanding anything contained herein, in the Debentures, in any other Loan Document or in any Subsidiary Document, no conduct by any or all of the parties hereto, before or after signing this Agreement, any other Loan Document nor any Subsidiary Document, shall be construed as creating any right, claim or cause of action against Lender, or any of its respective officers, directors, agents or employees, in favor of any materialman, supplier, contractor, subcontractor, purchaser or lessee of any property owned by Borrower, nor to any other person or entity other than Borrower.

SECTION 12.11     ENTIRETY.

      This Agreement and the Debentures, the other Loan Documents, and any other documents or instruments issued or entered into pursuant hereto and thereto contain the entire agreement between the parties and supersede all prior agreements and understandings, written or oral (if any), relating to the subject matter hereof and thereof.

SECTION 12.12     HEADINGS.

      Section headings are for convenience of reference only and, except as a means of identification of reference, shall in no way affect the interpretation of this Agreement.

SECTION 12.13     SURVIVAL.

      All representations and warranties made by Borrower herein shall survive delivery of the Debentures and the making of the Loans.

SECTION 12.14     MULTIPLE COUNTERPARTS.

      This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement, and any of the parties hereto may execute this Agreement by signing any such counterpart.

SECTION 12.15     KNOWLEDGE OF BORROWER.

      As used herein or in any of the other Loan Documents, all references to "Borrower's best knowledge" or "to the knowledge of Borrower" or words or phrases of similar import (whether or not modified by any additional phrase) shall in each case mean the knowledge of Borrower, the Subsidiaries or their respective executive officers, directors and principal shareholders.

SECTION 12.16     NOTICES.

      Any notices or other communications required or permitted to be given by this Agreement or any other documents and instruments referred to herein must be
(i) given in writing and personally delivered, mailed by prepaid certified or registered mail or sent by overnight service, such as FedEx, or (ii) made by telex or facsimile transmission delivered or transmitted to the party to whom such notice or communication is directed, with confirmation thereupon given in writing and personally delivered or mailed by prepaid certified or registered mail.

          If to Borrower:                Digital Learning Institute, Inc.
                                         19950 Mariner Avenue
                                         Torrance, CA  90503

          with a copy to:
                                         Jinnah & Jinnah
                                         627 North Juanita Avenue
                                         Redondo Beach, CA  90277
                                         Attn:    Al Jinnah, Esq.
                                         Telephone:  (310) 937-8375
                                         Telecopier: (310) 937-8395

          If to the Company:             FreePCSQuote.Com, Inc.
                                         19950 Mariner Avenue
                                         Torrance, CA  90503

          with a copy to:
                                         Jinnah & Jinnah
                                         627 North Juanita Avenue
                                         Redondo Beach, CA  90277
                                         Attn:    Al Jinnah, Esq.
                                         Telephone:        (310) 937-8375
                                         Telecopier:       (310) 937-8395

          If to Lender:                  Renaissance Capital Growth & Income
                                         Fund III, Inc.
                                         c/o RENN Capital Group, Inc.
                                         8080 N. Central Expressway,
                                         Suite 210-LB59
                                         Dallas, TX 75206
                                         Attn: Russell Cleveland
                                         President and CEO
                                         Telephone: (214) 891-8294
                                         Telecopier: (214) 891-8291

                                         Renaissance US Growth Investment
                                         Trust PLC
                                         c/o RENN Capital Group, Inc.
                                         8080 N. Central Expressway,
                                         Suite 210-LB59
                                         Dallas, TX 75206
                                         Attn: Russell Cleveland
                                               Director
                                         Telephone: (214) 891-8294
                                         Telecopier: (214) 891-8291

                                         BFSUS Special Opportunities Trust PLC
                                         c/o RENN Capital Group, Inc.
                                         8080 N. Central Expressway,
                                         Suite 210-LB59
                                         Dallas, TX 75206
                                         Attn: Russell Cleveland
                                               Director
                                         Telephone: (214) 891-8294
                                         Telecopier: (214) 891-8291

          with a copy to:                Kirkpatrick & Lockhart LLP
                                         2828 N. Harwood, Suite 1800
                                         Dallas, TX 75201
                                         Attn:    Norman R. Miller, Esq.
                                         Telephone:      (214) 939-4906
                                         Telecopier:     (214) 939-4949

          If to Agent:                   RENN Capital Group, Inc.
                                         8080 N. Central Expressway,
                                         Suite 210-LB59
                                         Dallas, TX 75206
                                         Attn: Russell Cleveland
                                         President and CEO
                                         Telephone: (214) 891-8294
                                         Telecopier: (214) 891-8291


      Any notice delivered personally in the manner provided herein will be deemed given to the party to whom it is directed upon the party's (or its agent's) actual receipt. Any notice addressed and mailed in the manner provided herein will be deemed given to the party to whom it is addressed at the close of business, local time of the recipient, on the fourth business day after the day it is placed in the mail, or, if earlier, the time of actual receipt.

SECTION 12.17     GOVERNING LAW.

      THIS LOAN AGREEMENT HAS BEEN PREPARED, IS BEING EXECUTED AND DELIVERED, AND IS INTENDED TO BE PERFORMED IN THE STATE OF TEXAS, AND THE SUBSTANTIVE LAWS OF SUCH STATE AND THE APPLICABLE FEDERAL LAWS OF THE UNITED STATES OF AMERICA SHALL GOVERN THE VALIDITY, CONSTRUCTION, ENFORCEMENT AND INTERPRETATION OF THIS LOAN AGREEMENT.


                            [Signature page follows.]

      IN WITNESS WHEREOF, this Agreement has been duly executed as of the date and year written above.


                                   BORROWER:

                                   DIGITAL LEARNING INSTITUTE, INC.


                                   By:
                                      --------------------------------------

                                      --------------------------------------


                                   COMPANY:

                                   FREEPCSQUOTE.COM, INC.

                                   By:
                                      --------------------------------------

                                      --------------------------------------


                                   LENDER:

                                   BFSUS SPECIAL OPPORTUNITIES TRUST PLC


                                   By:
                                      --------------------------------------
                                         Russell Cleveland, Director

                                   RENAISSANCE US GROWTH INVESTMENT TRUST PLC


                                   By:
                                      --------------------------------------
                                         Russell Cleveland, Director

                                   RENAISSANCE CAPITAL GROWTH & INCOME
                                     FUND III, INC.

                                   By: RENN Capital Group, Inc.,
                                       Investment Adviser

                                       By:
                                           ---------------------------------
                                                 Russell Cleveland
                                                 President and CEO

                                   AGENT:

                                   RENN CAPITAL GROUP, INC.

                                   By:
                                        Russell Cleveland
                                        President and CEO

                     SCHEDULES TO CONVERTIBLE LOAN AGREEMENT


Schedule 2.09                           Finder's Fees

Schedule 4.03                           Conflicts and Consents

Schedule 4.05                           Permitted Liens

Schedule 4.06(a) and (b)                Financial Condition

Schedule 4.08                           Material Agreements

Schedule 4.09                           Litigation

Schedule 4.10                           Taxes

Schedule 4.11(a) and (b)                Capitalization

Schedule 4.13                           Employee Matters

Schedule 4.14                           Employee Benefit Plans

Schedule 4.15                           Permits

Schedule 4.16                           Licenses and Permits

Schedule 4.17                           Contracts

Schedule 4.19                           Insider Agreements not listed on
                                        SEC Filings

Schedule 4.20                           Subsidiaries

Schedule 4.21                           Casualties

Schedule 4.24                           Corporate Names

Schedule 4.25                           Insurance

Schedule 4.27                           Real Property

Schedule 4.28                           Environmental Matters

Schedule 4.30                           Transactions with Affiliates

Schedule 4.32                           Off-Balance Sheet Arrangements

Schedule 6.01                           Limitation on Indebtedness

Schedule 7.01                           Financial Ratios

                                                                       EXHIBIT 2


--------------------------------------------------------------------------------
THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("ACT"), OR APPLICABLE STATE SECURITIES LAWS ("STATE ACTS"), AND SHALL NOT BE SOLD, HYPOTHECATED, OR OTHERWISE TRANSFERRED, UNLESS SUCH TRANSFER IS MADE IN COMPLIANCE WITH THE ACT AND THE STATE ACTS.
--------------------------------------------------------------------------------




                        DIGITAL LEARNING INSTITUTE, INC.

                           7.00% CONVERTIBLE DEBENTURE

$1,000,000                                                                 NO. 2


                        DATE OF ISSUE: FEBRUARY 27, 2004

      DIGITAL LEARNING INSTITUTE, INC., a Delaware corporation (the "Borrower"), for value received, promises to pay to:


                     THE FROST NATIONAL BANK, CUSTODIAN FBO
               RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.
                               TRUST NO. W00740000

or to its order, (together with any assignee, jointly or severally, the "Holder" or "Lender") on or before February 27, 2011 (the "Due Date") (unless this Debenture shall have been sooner called for redemption or presented for conversion as herein provided), the sum of One Million Dollars ($1,000,000) (the "Principal Amount") and to pay interest on the unpaid Principal Amount at the rate of 7.00% per annum. All payments of both principal and interest shall be made at the address of the Holder hereof as it appears in the books and records of the Borrower, or at such other place as may be designated by the Holder hereof. Borrower shall, at all times during which this Debenture is outstanding, be a wholly owned subsidiary of FreePCSQuote.Com, Inc., a Nevada corporation (the "Company"), to be renamed Digital Learning Management Corporation.

      1. Interest. Interest on the Principal Amount outstanding from time to time shall be payable in monthly installments commencing April 1, 2004, and subsequent payments shall be made on the first day of each month thereafter until the Principal Amount and all accrued and unpaid interest shall have been paid in full. Overdue principal and interest on the Debenture shall bear interest at the maximum rate permitted by applicable law.

      2. Maturity. If not sooner paid, redeemed or converted, this Debenture shall mature on February 27, 2011 at which time the remaining unpaid Principal Amount, and all accrued and unpaid interest and any other charges then due under the Convertible Loan Agreement, shall be due and payable in full. This Debenture shall be prepaid pro rata with any prepayments of Indebtedness other than Senior Obligations. This Debenture shall be senior in right of payment to all other Indebtedness of the Company, except the Senior Obligations approved by Lender.

      3. Mandatory Principal Installments. If this Debenture is not sooner redeemed or converted as provided hereunder, Borrower shall pay to Holder, commencing on February 27, 2007 and continuing on the first day of each successive month thereafter prior to maturity, mandatory principal redemption installments, each of such installments to be in the amount of Ten Dollars ($10) per One Thousand Dollars ($1,000) of the then remaining Principal Amount, and further, at maturity, Borrower shall pay to Holder a final installment of the remaining unpaid Principal Amount and all accrued and unpaid interest on this Debenture and any other charges then due under this Debenture or the Convertible Loan Agreement.

      4. Optional Redemption by Holder.

            (a) If at any time after the date hereof (i) the Company's Common Stock, par value $0.01 per share ("Common Stock"), is not listed on the New York Stock Exchange ("NYSE") or the American Stock Exchange ("AMEX"), or quoted on the NASDAQ National Market System ("National Market") or the NASDAQ SmallCap System ("SmallCap") or the Over-the-Counter Bulletin Board ("OTCBB"), (ii) there is a change of control of the Company's voting securities, without the written consent of the Holder, (iii) there is a change of at least one-half (1/2) of the members of the Company's Board of Directors as it exists on the date hereof, without the written consent of the Holder, or (iv) the Company is merged or consolidated with or into any other entity, without the written consent of Holder, the Holder shall have the right to require this Debenture to be redeemed by the Company at the sum equal to the Principal Amount then outstanding, together with an amount equal to an 18% annual yield on the Principal Amount through the date of redemption (the "Redemption Date").

            (b) The Holder may exercise its right to require that the Company redeem this Debenture pursuant to Section 4(a) prior to maturity by giving notice thereof to the Company, which notice shall specify the terms of redemption (including the place at which the Holder may obtain payment), the total redemption payment and the Redemption Date, which date shall not be less than 30 days nor more than 90 days after the date of the notice.

      5. Optional Redemption by Company.

            (a) On any interest payment date, and after receipt of irrevocable notice from the Company as provided for below, this Debenture is redeemable, in whole but not in part, at 101% of the Principal Amount then outstanding, together with accrued and unpaid interest through the Redemption Date, by the Company, if all of the following conditions are satisfied: (i) the average closing bid price for the Common Stock for the twenty (20) consecutive trading days prior to the date of notice exceeds an amount equal to three (3) times the Conversion Price then in effect, and the Common Stock is listed or quoted on the National Market, the SmallCap, AMEX, OTCBB or NYSE; (ii) the average daily trading volume for the twenty (20) consecutive trading days prior to the date of the irrevocable notice shall be no less than fifty thousand (50,000) shares;
(iii) the market price for the Common Stock at the time of notice reflects a price-to-earnings ratio of no greater than thirty (30) times fully diluted earnings per share, excluding any extraordinary gains and any non-cash charges relating to the issuance of the Loan and warrants; and (iv) the shares of Common Stock issuable upon conversion of this Debenture shall have been fully registered under applicable securities laws. The Company's right of redemption is subject to the Holder's prior right of conversion of the Debenture. The Company may exercise its right to redeem this Debenture pursuant to Section 5(a) prior to maturity by giving notice thereof to the Holder of this Debenture as such name appears on the books of the Borrower, which notice shall specify the terms of redemption (including the place at which the Holder may obtain payment), the total redemption payment and the Redemption Date, which date shall not be less than 30 days nor more than 90 days after the date of the notice.

            (b) In the event of a one time adjustment to the trading price described in Section 7 hereof, the Holder shall not be entitled to convert this Debenture for a period of 10 days thereafter (the "10-day period"). During the 10-day period, the Company shall have the right to redeem this Debenture in whole but not in part at a sum equal to the principal amount then outstanding, together with an amount equal to an 18% annual yield on the principal amount through the Redemption Date. Such redemption shall be conditional on the delivery of a notice of redemption set forth in Section 5(b) delivered to the Holders within the 10-day period. The Company may exercise its right to redeem the Debenture pursuant to Section 5(b) by giving notice thereof within the 10-day period as such name appears on the books of Borrower, which notice shall specify the terms of the redemption (including the place at which the Holder may obtain payment), the total redemption payment and the redemption date, which date shall not be less than 30 days nor more than 90 days after the date of the notice. The failure of the Company to redeem the Debenture after giving notice thereof pursuant to Section 5(b) hereof shall constitute an Event of Default under the Loan Agreement, without affecting the application of the provisions of
Section 7 hereof.

      6. Conversion Right. The Holder of this Debenture shall have the right, at Holder's option, at any time, to convert all, or, any part of this Debenture into such number of fully paid and nonassessable shares of Common Stock as provided herein. The Holder of this Debenture may exercise the conversion right by giving written notice (the "Conversion Notice") to the Company of the exercise of such right and stating the name or names in which the stock certificate or stock certificates for the shares of Common Stock are to be issued and the address to which such certificates shall be delivered. The Conversion Notice shall be accompanied by the Debenture. The number of shares of Common Stock that shall be issuable upon conversion of the Debenture shall equal the outstanding Principal Amount of the Debenture divided by the Conversion Price (as defined below) and in effect on the date the Conversion Notice is given; provided, however, that in the event that this Debenture shall have been partially redeemed, shares of Common Stock shall be issued pro rata, rounded to the nearest whole share. Conversion shall be deemed to have been effected on the date the Conversion Notice is received (the "Conversion Date"). In the case of any Debenture called for redemption, the conversion rights will expire at the close of business on the Redemption Date. Within twenty (20) business days after receipt of the Conversion Notice, the Company shall issue and deliver by hand against a signed receipt therefor or by United States registered mail, return receipt requested, to the address designated in the Conversion Notice, a stock certificate or stock certificates of the Company representing the number of shares of Common Stock to which Holder is entitled and a check or cash in payment of all interest accrued and unpaid on the Debenture up to and including the Conversion Date. The conversion rights will be governed by the following provisions:

            (a) Conversion Price. The initial Conversion Price shall be $3.523, entitling the Holder to 283,842 shares of Common Stock, and shall become $0.4478, entitling the Holder to 2,233,278 shares on a post-split basis when a 7.86802:1 split of the Common Stock is effected in March 2004, which number of shares shall equal 8.334% of the Company's Common Stock as of the date hereof and as of the date the Common Stock split is effected, assuming full conversion of the Debenture. The Conversion Price is subject to subsequent adjustment, as provided herein.

            (b) Adjustment for Issuance of Shares at Less Than the Conversion Price. If and whenever any Additional Common Stock shall be issued by the Company (the "Stock Issue Date") for a consideration per share less than the Conversion Price, then in each such case the initial Conversion Price shall be reduced to a new Conversion Price in an amount equal to the price per share for the Additional Common Stock then issued, if issued in connection with a sale of shares, or the value of the Additional Common Stock then issued, as determined in accordance with generally accepted accounting principles, if issued other than for cash, and the number of shares issuable to Holder upon conversion shall be proportionately increased; and, in the case of Additional Common Stock issued without consideration, the initial Conversion Price shall be reduced in amount and the number of shares issued upon conversion shall be increased in an amount so as to maintain for the Holder the right to convert the Debenture into shares equal in amount to the same percentage interest in the Common Stock of the Company as existed for the Holder immediately preceding the Stock Issue Date.

            (c) Sale of Shares. In case of the issuance of Additional Common Stock for a consideration part or all of which shall be cash, the amount of the cash consideration therefor shall be deemed to be the gross amount of the cash paid to the Company for such shares, before deducting any underwriting compensation or discount in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services or for any expenses incurred in connection therewith. In case of the issuance of any shares of Additional Common Stock for a consideration part or all of which shall be other than cash, the amount of the consideration therefor, other than cash, shall be deemed to be the then fair market value of the property received.

            (d) Stock Splits, Subdivisions or Combinations. When a 7.86802:1 split of the Common Stock is effected in March 2004, the Conversion Price and number of shares of Common Stock then issuable upon conversion shall be as set forth in paragraph 6(a) above. In the event of a subsequent stock split or subdivision of shares of Common Stock into a greater number of shares, the Conversion Price shall be proportionately decreased, and in the event of a combination of shares of Common Stock into a smaller number of shares, the Conversion Price shall be proportionately increased, such increase or decrease, as the case may be, becoming effective at the record date.

            (e) Stock Dividends. Shares of Common Stock issued as a dividend or other distribution on any class of capital stock of the Company shall be deemed to have been issued without consideration.

            (f) Exceptions. The term "Additional Common Stock" herein shall mean all shares of Common Stock or securities convertible or exercisable into shares of Common Stock hereafter issued by the Company (including Common Stock held in the treasury of the Company), except (A) Common Stock issued upon the conversion of any of the Debentures; (B) Common Stock issuable upon exercise of presently outstanding warrants or stock options; or (C) up to 700,000 shares of Common Stock, issuable upon exercise of employee stock options to be granted in the future at less than the initial Conversion Price.

            (g) Adjustment for Mergers and  Consolidations.  In the event of any consolidation or merger of the Company with or into, or the sale of all or substantially all of the properties and assets of the Company, to any person, and in connection therewith, consideration is payable to holders of Common Stock in cash, securities or other property, then as a condition of such consolidation, merger or sale, lawful provision shall be made, and duly executed documents evidencing the same shall be delivered to the Holder, so that the Holder shall have the right at any time prior to the maturity of this Debenture to purchase, at a total price equal to the Conversion Price immediately prior to such event, the kind and amount of cash, securities or other property receivable in connection with such consolidation, merger or sale, by a holder of the same number of shares of Common Stock as were convertible by the Holder immediately prior to such consolidation, merger or sale. In any such case, appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any cash, securities or property deliverable upon exercise hereof. Notwithstanding the foregoing, (i) if the Company merges or consolidates with, or sells all or substantially all of its property and assets to, any other person, and consideration is payable to holders of Common Stock in exchange for their Common Stock in connection with such merger, consolidation or sale which consists solely of cash, or (ii) in the event of the dissolution, liquidation or winding up of the Company, then the Holder shall be entitled to receive distributions on the date of such event on the same basis with holders of Common Stock as if this Debenture had been converted immediately prior to such event, less the Conversion Price. Upon receipt of such payment, if any, the rights of the Holder shall terminate and cease and this Debenture shall expire. In case of any such merger, consolidation or sale of assets, the surviving or acquiring person and, in the event of any dissolution, liquidation or winding up of the Company, the Company shall promptly, after receipt of this surrendered Debenture, make payment by delivering a check in such amount as is appropriate (or, in the case of consideration other than cash, such other consideration as is appropriate) to such person as it may be directed in writing by the Holder surrendering this Debenture.

            (h) Distributions. In the event of distribution to all Common Stock holders of any securities, cash or properties or assets or other rights to purchase securities or assets, then, after such event, this debenture will also be convertible into the kind and amount of securities, cash and other property which the Holder would have been entitled to receive if the Holder owned the Common Stock issuable upon conversion of the Debenture immediately prior to the occurrence of such event.

            (i)  Capital  Reorganization  and  Reclassification.  In case of any capital reorganization or reclassification of the Common Stock of the Company (other than a change in par value or as a result of a stock dividend, subdivision, split up or combination of shares), this Debenture shall be convertible into the kind and number of shares of stock or other securities or property of the Company to which the Holder of the Debenture would have been entitled to receive if the Holder owned the Common Stock issuable upon conversion of the Debenture immediately prior to the occurrence of such event. The provisions of the immediately foregoing sentence shall similarly apply to successive reorganizations, reclassifications, consolidations, exchanges, leases, transfers or other dispositions or other share exchanges.

            (j) Notice. In the event the Company shall propose to take any action which shall result in an adjustment in the Conversion Price, the Company shall give notice to the Holder of this Debenture, which notice shall specify the record date, if any, with respect to such action and the date on which such action is to take place. Such notice shall be given on or before the earlier of 10 days before the record date or the date on which such action shall be taken. Such notice shall also set forth all facts (to the extent known) material to the effect of such action on the Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable or purchasable upon the occurrence of such action or deliverable upon conversion of this Debenture.

            (k) Certificate. Following completion of an event which results in an adjustment to the Conversion Price, the Company shall furnish to the Holder of this Debenture a statement, signed by the Chief Executive Officer and the Secretary of the Company, of the facts creating such adjustment and specifying the resultant adjusted Conversion Price then in effect, which statement shall constitute an amendment to this Debenture.

      7. One-Time Adjustment to Conversion Price. Notwithstanding the provisions of Section 6 hereof, if the volume-weighted average closing bid price of the Common Stock, as reported in The Wall Street Journal, for the 10 consecutive trading days (the "Trading Period") following the Company's public press release of its fiscal 2004 financial results (such volume-weighted average closing bid price herein referred to as the "One-Time Adjusted Conversion Price") is a price less than the initial Conversion Price and if the Company does not achieve fiscal 2004 net income of $675,000, excluding extraordinary gains and losses and any non-cash charges relating to the issuance of the Loan and warrants, then the Conversion Price shall be automatically adjusted downward to an amount equal to 100% of the One-Time Adjusted Conversion Price. If an adjustment occurs pursuant to this Section 7, then the Company shall furnish to the holder of this Debenture a statement, within ten days of the occurrence thereof, signed by the Chief Financial Officer and the Secretary of the Company, of the facts creating such adjustment and specifying the resulting One-Time Adjusted Conversion Price then in effect. The Holder shall not convert this Debenture or sell any shares of Common Stock during the Trading Period or the ten consecutive trading days prior to such period.

      8. Reservation of Shares. Borrower warrants and agrees that it shall at all times reserve and keep available, free from preemptive rights, sufficient authorized and unissued shares of Common Stock or treasury shares of Common Stock necessary to effect conversion of this Debenture.

      9. Taxes. The Company shall pay any documentary or other transactional taxes attributable to the issuance or delivery of this Debenture or the shares of Common Stock issued upon conversion by the Holder (excluding any federal, state or local income taxes and any franchise taxes or taxes imposed upon the Holder by the jurisdiction, or any political subdivision thereof, under which such Holder is organized or is qualified to do business).

      10. Default.

            (a) Event of Default. An "Event of Default" shall exist if an "Event of Default" (as defined in that certain Convertible Loan Agreement, dated February 27, 2004, among Borrower, the Company, Lender and RENN Capital Group, Inc., a Texas corporation, as agent for the Lender (the "Agent")) shall occur and be continuing.

            (b) Remedies Upon Event of Default. If an Event of Default shall have occurred and be continuing, then the Holder may exercise any one or more of the rights and remedies provided in the Loan Documents, as the Holder, in its sole discretion, may deem necessary or appropriate.

            (c) Remedies Nonexclusive. Each right, power or remedy of the Holder hereof upon the occurrence of any Event of Default as provided for in this Debenture or now or hereafter existing at law or in equity or by statute shall be cumulative and concurrent and shall be in addition to every other right, power or remedy provided for in this Debenture or now or hereafter existing at law or in equity or by statute, and the exercise or beginning of the exercise by the Holder or transferee hereof of any one or more of such rights, powers or remedies shall not preclude the simultaneous or later exercise by the Holder of any or all such other rights, powers or remedies.

            (d) Expenses. Upon the occurrence of a Default or an Event of Default, which occurrence is not cured within the notice provisions, if any provided therefore, Borrower and Company agree to pay and shall pay all costs and expenses (including attorneys' fees and expenses) incurred by the Holder in connection with the preservation and enforcement of Holder's rights under the Convertible Loan Agreement, the Debenture, or any other Loan Document.

      11. Failure to Act and Waiver. No failure or delay by the Holder hereof to require the performance of any term or terms of this Debenture or not to exercise any right or any remedy shall constitute a waiver of any such term or of any right or of any default, nor shall such delay or failure preclude the Holder hereof from exercising any such right, power or remedy at any later time or times. By accepting payment after the due date of any amount payable under this Debenture, the Holder hereof shall not be deemed to waive the right either to require payment when due of all other amounts payable, or to later declare a default for failure to effect such payment of any such other amount. The failure of the Holder of this Debenture to give notice of any failure or breach of the Borrower under this Debenture shall not constitute a waiver of any right or remedy in respect of such continuing failure or breach or any subsequent failure or breach.

      12. Consent to Jurisdiction. The Borrower and the Company hereby agree and consent that any action, suit or proceeding arising out of this Debenture shall be brought exclusively in any state or federal court in Dallas County, Texas, including the United States District Court for the Northern District of Texas, and by the issuance and execution of this Debenture, the Borrower and the Company irrevocably consent to the exclusive jurisdiction and venue of each such court. The Company hereby irrevocably appoints CT Corporation System, Dallas, Texas, as agent for the Borrower to accept service of process for and on behalf of the Borrower or the Company in any action, suit or proceeding arising out of this Debenture.

      13. Holder's Right to Request Multiple Debentures. The Holder shall, upon written request and presentation of the Debenture, have the right, at any interest payment date, to request division of this Debenture into multiple instruments, each of such to be in such amounts as shall be requested.

      14. Transfer. Subject to Section 12.07 of the Convertible Loan Agreement, this Debenture may be transferred on the books of the Borrower by the registered Holder hereof, or by Holder's attorney duly authorized in writing, only upon (i) delivery to the Borrower of a duly executed assignment of the Debenture, or part thereof, to the proposed new Holder, along with a current notation of the amount of payments received and net Principal Amount yet unfunded, and presentment of such Debenture to the Borrower for issue of a replacement Debenture, or Debentures, in the name of the new Holder, (ii) the designation by the new Holder of the Lender's agent for notice, such agent to be the sole party to whom Borrower shall be required to provide notice when notice to Holder is required hereunder and who shall be the sole party authorized to represent Lender in regard to modification or waivers under the Debenture, the Convertible Loan Agreement, or other Loan Documents; and any action, consent or waiver (other than a compromise of principal and interest) when given or taken by Lender's agent for notice, shall be deemed to be the action of the holders of a majority in amount of the Principal Amount of the Debenture, as such holders are recorded on the books of the Borrower, and (iii) in compliance with the legend to read as follows:

      "This Debenture has not been registered under the Securities Act of 1933, as amended ("Act"), or applicable state securities laws ("State Acts"), and shall not be sold, hypothecated, or otherwise transferred, unless such transfer is made in compliance with the Act and the State Acts."

      The Company shall be entitled to treat any holder of record of the Debenture as the Holder in fact thereof and of the Debenture and shall not be bound to recognize any equitable or other claim to or interest in this Debenture in the name of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by applicable law.

      15. Notices. All notices and communications under this Debenture shall be in writing and shall be either delivered in person or by overnight service, such as FedEx, and accompanied by a signed receipt therefor; or mailed first-class United States certified mail, return receipt requested, postage prepaid, and addressed as follows: (i) if to the Borrower or the Company at their address for notice as stated in the Convertible Loan Agreement; and (ii) if to the Holder of this Debenture, to the address (a) of such Holder as it appears on the books of the Borrower or (b) in the case of a partial assignment to one or more Holders, to the Lender's agent for notice, as the case may be. Any notice of communication shall be deemed given and received as of the date of such delivery if delivered; or if mailed, then three days after the date of mailing.


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

      16. Convertible Loan Agreement and Security Agreement. This Debenture is issued pursuant to the Convertible Loan Agreement, and the Holder is entitled to all the rights and benefits thereunder. Both Borrower and the Holder have participated in the negotiation and preparation of the Convertible Loan Agreement and of this Debenture. Borrower agrees that a copy of the Convertible Loan Agreement with all amendments, additions and substitutions therefor shall be available to the Holder at the offices of Borrower. The indebtedness evidenced by this Debenture is secured pursuant to the Security Agreement dated of even date herewith among the Company and the Holder, and the Holder is entitled to all rights and benefits of a secured party thereunder.

      17. Maximum Interest Rate.

            (a) Regardless of any provision contained in this Debenture, Lender shall never be entitled to receive, collect or apply as interest on the Debenture any amount in excess of interest calculated at the Maximum Rate, and, in the event that Lender ever receives, collects or applies as interest any such excess, the amount which would be excessive interest shall be deemed to be a partial prepayment of principal and treated hereunder as such; and, if the principal amount of the Debenture is paid in full, any remaining excess shall forthwith be paid to Borrower. In determining whether or not the interest paid or payable under any specific contingency exceeds interest calculated at the Maximum Rate, Borrower and Lender shall, to the maximum extent permitted under applicable law, (i) characterize any non principal payment as an expense, fee or premium rather than as interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, pro rate, allocate and spread, in equal parts, the total amount of interest throughout the entire contemplated term of the Debenture; provided that, if the Debenture is paid and performed in full prior to the end of the full contemplated term thereof, and if the interest received for the actual period of existence thereof exceeds interest calculated at the Maximum Rate, Lender shall refund to Borrower the amount of such excess or credit the amount of such excess against the principal amount of the Debenture and, in such event, Lender shall not be subject to any penalties provided by any laws for contracting for, charging, taking, reserving or receiving interest in excess of interest calculated at the Maximum Rate.

            (b) "Maximum Rate" shall mean, on any day, the highest nonusurious rate of interest (if any) permitted by applicable law on such day that, at any time or from time to time, may be contracted for, taken, reserved, charged or received on the Indebtedness evidenced by the Debenture under the laws which are presently in effect of the United States of America or by the laws of any other jurisdiction which are or may be applicable to the Holders of the Debenture and such Indebtedness or, to the extent permitted by law, under such applicable laws of the United States of America or by the laws of any other jurisdiction which are or may be applicable to the Holder of the Debenture and which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws now allow.


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

      18. Defined Terms. Capitalized terms used but not defined herein shall have the meaning given them in the Convertible Loan Agreement.

      19. Governing Law. This Debenture shall be governed by and construed and enforced in accordance with the substantive laws of the State of Texas, without regard to the conflicts of laws provisions thereof, and the applicable laws of the United States.

      IN WITNESS WHEREOF, the Company has caused this Debenture to be duly issued, executed and delivered on the date and year above stated.


                                     DIGITAL LEARNING INSTITUTE, INC.

                                     By:
                                        ----------------------------------------

                                        Name:
                                              ----------------------------------

                                        Title:
                                              ----------------------------------




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